Exhibit 99.1

Gamehaus Holdings Inc.

19th Floor, Shanghai Technology Investment Building

No. 1699, Zhongke Road

Pudong New District, Shanghai

The People’s Republic of China, 201203

Notice of Extraordinary General Meeting

To Be Held on November 27, 2026, at 9:30 a.m. Eastern Time

(or any adjournment or postponement thereof)

To the Shareholders of Gamehaus Holdings Inc.:

Gamehaus Holdings Inc. (the “Company,” or “we”) will hold an extraordinary general meeting (the “EGM”) on November 27, 2026, at 9:30 a.m. Eastern Time (10:30 p.m. Beijing Time on the same day), at 19th Floor, Shanghai Technology Investment Building, No. 1699, Zhongke Road, Pudong New District, Shanghai, China. There will be no virtual meeting. Instructions regarding voting are listed on the proxy card.

The EGM is called for the purposes of considering the following proposals:

Proposal One: The Present Share Consolidation

It is resolved, as an ordinary resolution, that subject to the Company receiving the Class B Consent (as defined in the proxy statement) and with immediate effect upon the passing of this resolution:

(a)	the authorized, issued and outstanding shares of the Company (collectively, the “Shares”) be consolidated by consolidating:

(i) every ten (10) Class A Ordinary Shares of a par value of US$0.0001 each into one (1) Class A Ordinary Share of a par value of US$0.001; and

(ii) every ten (10) Class B Ordinary Shares of a par value of US$0.0001 each into one (1) Class B Ordinary Share of a par value of US$0.001,

with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the “Present Share Consolidation”);

(b)	as a result of the Present Share Consolidation, the authorized share capital of the Company be amended from US$100,000 divided into 900,000,000 Class A Ordinary Shares of a par value of US$0.0001 each and 100,000,000 Class B Ordinary Shares of a par value of US$0.0001 each to US$100,000 divided into 90,000,000 Class A Ordinary Shares of a par value of US$0.001 each and 10,000,000 Class B Ordinary Shares of a par value of US$0.001 each;

(c)	no fractional Shares be issued in connection with the Present Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Present Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share;

(d)	the board of directors of the Company (the “Board”) be authorized to determine, in its sole discretion, the date on which the Shares shall commence trading on the Nasdaq Stock Market LLC (the “Nasdaq”) on a post-consolidation basis (the “Market Effective Date”), which may be a date later than the date on which the Present Share Consolidation becomes effective; and

(e)	any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Present Share Consolidation, including the treatment of fractional Shares and the determination and announcement of the Market Effective Date.

Proposal Two: Third Amended and Restated Memorandum and Articles of Association (Present Share Consolidation)

It is resolved, as a special resolution, that subject to and immediately following the Present Share Consolidation being effected, the Company adopt the third amended and restated memorandum and articles of association, in the form attached to the Proxy Statement as Annex A, in substitution for, and to the exclusion of, the Company’s existing second amended and restated memorandum and articles of association, to reflect the Present Share Consolidation.

Proposal Three: Future Share Consolidation(s)

It is resolved, as an ordinary resolution, that:

(a)	conditional upon the approval of the Board in its sole discretion, and if applicable, subject to the Company receiving the relevant Class B Consent(s), with effect as of such date or dates as the Board may determine (each a “Future Effective Date”), and subject to each Future Effective Date being within three (3) years of the date of this ordinary resolution, the authorized, issued and outstanding Shares be consolidated in one or more consolidations, not exceeding three (3) consolidations in aggregate (each a “Future Share Consolidation”), provided that:

(i) each Future Share Consolidation shall be at a ratio of not less than two (2) Shares and not more than twenty (20) Shares of each class into one (1) Share of the same class, the exact ratio to be determined by the Board in its sole discretion;

(ii) the cumulative consolidation ratio of all Future Share Consolidations taken together shall not exceed fifty (50) Shares of each class into one (1) Share of the same class; and

(iii) Class A Ordinary Shares and Class B Ordinary Shares shall at all times be consolidated at the same ratio and with effect from the same Future Effective Date,

with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association then in effect;

(b)	any change to the Company’s authorized share capital in connection with, and as necessary to effect, each Future Share Consolidation (being a division of the number of authorized Shares of each class, and a corresponding multiplication of the par value of each Share, by the applicable consolidation ratio) be and is hereby approved, such amendment to be determined by the Board in its sole discretion;

(c)	no fractional Shares be issued in connection with any Future Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon a Future Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share;

(d)	the Board be authorized to determine, in its sole discretion, the date on which the Shares shall commence trading on the Nasdaq on a post-consolidation basis following each Future Share Consolidation; and

(e)	any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to each Future Share Consolidation, if and when deemed advisable by the Board in its sole discretion.

Proposal Four: Amended and Restated Memorandum and Articles of Association (Future Share Consolidation(s))

It is resolved, as a special resolution, that subject to and immediately following each Future Share Consolidation being effected, the Company adopt an amended and restated memorandum and articles of association in substitution for, and to the exclusion of, the Company’s then existing memorandum and articles of association, with the only amendments being made to reflect such Future Share Consolidation and as the directors may approve in their absolute discretion without further approval by the shareholders.

Proposal Five: Adjournment

It is resolved, as an ordinary resolution, to adjourn the Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

The foregoing items of business are more completely described in the proxy statement accompanying this notice. The Board unanimously recommends that the shareholders vote “FOR” to approve foregoing proposals.

The Board has established the close of business on November 4, 2026 as the “Record Date” that will determine the shareholders who are entitled to receive notice of, and to vote at, the EGM or at any adjournment or postponement of the EGM. The notice of the EGM, this proxy statement, and the proxy card will be first sent or made available to shareholders on or about November 11, 2026.

Attendance at the EGM is limited to the Company’s shareholders, their proxies and invited guests of the Company. Your vote is important.

Whether or not you expect to attend the EGM, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than 11:59 p.m. ET on November 24, 2026 to ensure your representation at such meeting. Shareholders who execute proxies retain the right to revoke them at any time prior to the voting thereof, and may nevertheless vote at the EGM.

Shareholders may obtain a copy of the proxy materials, free of charge, from the Company’s website at https://ir.gamehaus.com/EGM or by submitting a request to ir@gamehaus.com.

By Order of the Board of Directors,

/s/ Feng Xie
Feng Xie
Chairman of the Board of Directors

November 11, 2026

Whether or not you expect to attend the EGM, you are urged to complete, sign, date and return the accompanying proxy form to ensure your representation at such meeting.

If your shares are held in street name, your broker, bank, custodian or other nominee holder cannot vote your shares, unless you direct the nominee holder how to vote by marking your proxy card.

GAMEHAUS HOLDINGS INC.

Gamehaus Holdings Inc.

19th Floor, Shanghai Technology Investment Building

No. 1699, Zhongke Road

Pudong New District, Shanghai

The People’s Republic of China, 201203

PROXY STATEMENT

for

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To Be Held on November 27, 2026, at 9:30 a.m. Eastern Time

(or any adjournment or postponement thereof)

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors (the “Board” or the “Board of Directors”) of Gamehaus Holdings Inc. (the “Company,” “we,” “us,” or “our”) for the extraordinary general meeting of shareholders (the “EGM”) to be held on November 27, 2026, at 9:30 a.m. Eastern Time (10:30 p.m. Beijing Time on the same day), at 19th Floor, Shanghai Technology Investment Building, No. 1699, Zhongke Road, Pudong New District, Shanghai, China, and at any adjournment or postponement thereof. There will be no virtual meeting. Instructions regarding voting are listed on the proxy card.

Only holders of record of the Class A ordinary shares, par value US$0.0001 each, of the Company (the “Class A Ordinary Shares”) and Class B ordinary shares par value US$0.0001 each, of the Company (the “Class B Ordinary Shares,” and together with Class A ordinary shares, the “Ordinary Shares”) (the “Shareholders,” each a “Shareholder”) at the close of business on November 4, 2026 (the “Record Date”) are entitled to attend and vote at the EGM or at any adjournment thereof. The presence physically or by proxy of one or more Shareholders holding Ordinary Shares which carry in aggregate not less than one-third of all Ordinary Shares entitled to vote as of the Record Date shall form a quorum.

Any Shareholder giving such a proxy has the power to revoke it at any time before it is voted. Written notice of such revocation should be forwarded directly to the Chairman of the Board of Directors of the Company, at the above stated address. Proxies may be solicited through the mails or direct communication with certain Shareholders or their representatives by Company officers, directors, or employees, who will receive no additional compensation therefor.

If the enclosed proxy is properly executed and returned, the shares represented thereby will be voted in accordance with the directions thereon and otherwise in accordance with the judgment of the persons designated as proxies. Any proxy on which no direction is specified will be voted in favor of the actions described in this Proxy Statement.

The Company will bear the entire cost of preparing, assembling, printing and mailing this Proxy Statement, the accompanying proxy form, and any additional material that may be furnished to Shareholders. The date on which this Proxy Statement and the accompanying Proxy Form will first be mailed or made available to the Company’s Shareholders is on or about November 11, 2026.

Your vote is important. Whether or not you expect to attend the EGM, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible to ensure your representation at such meeting. Shareholders who execute proxies retain the right to revoke them at any time prior to the voting thereof, and may nevertheless vote at the EGM. If you hold your shares in street name and wish to vote your shares at the EGM, you should contact your broker, bank, custodian or other nominee holder about getting a proxy appointing you to vote your shares.

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QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING

The following questions and answers are intended to address briefly some commonly asked questions regarding the EGM. These questions and answers may not address all of the questions that may be important to you as a Shareholder. To better understand these matters you should carefully read this entire proxy statement.

Q: Why am I receiving this proxy statement?

A: The Company is holding its EGM to approve the Present Share Consolidation, the Third Amended and Restated Memorandum and Articles of Association, the Future Share Consolidation(s), the Amended and Restated Memorandum and Articles of Association for Future Share Consolidation(s) and the Adjournment proposals.

We have included in this proxy statement important information about the EGM. You should read this information carefully and in its entirety. The enclosed voting materials allow you to vote your shares without attending the EGM. Your vote is very important and we encourage you to submit your proxy as soon as possible.

Q: What proposals are the shareholders being asked to consider?

A: The Shareholders are being asked to consider and approve the following proposed resolutions:

Proposal One: The Present Share Consolidation

It is resolved, as an ordinary resolution, that subject to the Company receiving the Class B Consent (as defined in the proxy statement) and with immediate effect upon the passing of this resolution:

(a)	the authorized, issued and outstanding shares of the Company (collectively, the “Shares”) be consolidated by consolidating:

(i) every ten (10) Class A Ordinary Shares of a par value of US$0.0001 each into one (1) Class A Ordinary Share of a par value of US$0.001; and

(ii) every ten (10) Class B Ordinary Shares of a par value of US$0.0001 each into one (1) Class B Ordinary Share of a par value of US$0.001,

with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the “Present Share Consolidation”);

(b)	as a result of the Present Share Consolidation, the authorized share capital of the Company be amended from US$100,000 divided into 900,000,000 Class A Ordinary Shares of a par value of US$0.0001 each and 100,000,000 Class B Ordinary Shares of a par value of US$0.0001 each to US$100,000 divided into 90,000,000 Class A Ordinary Shares of a par value of US$0.001 each and 10,000,000 Class B Ordinary Shares of a par value of US$0.001 each;

(c)	no fractional Shares be issued in connection with the Present Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Present Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share;

(d)	the board of directors of the Company (the “Board”) be authorized to determine, in its sole discretion, the date on which the Shares shall commence trading on the Nasdaq Stock Market LLC (the “Nasdaq”) on a post-consolidation basis (the “Market Effective Date”), which may be a date later than the date on which the Present Share Consolidation becomes effective; and

(e)	any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Present Share Consolidation, including the treatment of fractional Shares and the determination and announcement of the Market Effective Date.

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Proposal Two: Third Amended and Restated Memorandum and Articles of Association (Present Share Consolidation)

It is resolved, as a special resolution, that subject to and immediately following the Present Share Consolidation being effected, the Company adopt the third amended and restated memorandum and articles of association, in the form attached to the Proxy Statement as Annex A, in substitution for, and to the exclusion of, the Company’s existing second amended and restated memorandum and articles of association, to reflect the Present Share Consolidation.

Proposal Three: Future Share Consolidation(s)

It is resolved, as an ordinary resolution, that:

(a)	conditional upon the approval of the Board in its sole discretion, and if applicable, subject to the Company receiving the relevant Class B Consent(s), with effect as of such date or dates as the Board may determine (each a “Future Effective Date”), and subject to each Future Effective Date being within three (3) years of the date of this ordinary resolution, the authorized, issued and outstanding Shares be consolidated in one or more consolidations, not exceeding three (3) consolidations in aggregate (each a “Future Share Consolidation”), provided that:

(i) each Future Share Consolidation shall be at a ratio of not less than two (2) Shares and not more than twenty (20) Shares of each class into one (1) Share of the same class, the exact ratio to be determined by the Board in its sole discretion;

(ii) the cumulative consolidation ratio of all Future Share Consolidations taken together shall not exceed fifty (50) Shares of each class into one (1) Share of the same class; and

(iii) Class A Ordinary Shares and Class B Ordinary Shares shall at all times be consolidated at the same ratio and with effect from the same Future Effective Date,

with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association then in effect;

(b)	any change to the Company’s authorized share capital in connection with, and as necessary to effect, each Future Share Consolidation (being a division of the number of authorized Shares of each class, and a corresponding multiplication of the par value of each Share, by the applicable consolidation ratio) be and is hereby approved, such amendment to be determined by the Board in its sole discretion;

(c)	no fractional Shares be issued in connection with any Future Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon a Future Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share;

(d)	the Board be authorized to determine, in its sole discretion, the date on which the Shares shall commence trading on the Nasdaq on a post-consolidation basis following each Future Share Consolidation; and

(e)	any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to each Future Share Consolidation, if and when deemed advisable by the Board in its sole discretion.

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Proposal Four: Amended and Restated Memorandum and Articles of Association (Future Share Consolidation(s))

It is resolved, as a special resolution, that subject to and immediately following each Future Share Consolidation being effected, the Company adopt an amended and restated memorandum and articles of association in substitution for, and to the exclusion of, the Company’s then existing memorandum and articles of association, with the only amendments being made to reflect such Future Share Consolidation and as the directors may approve in their absolute discretion without further approval by the shareholders.

Proposal Five: Adjournment

It is resolved, as an ordinary resolution, to adjourn the Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

Q: What are the recommendations of the Board?

A: The Board has unanimously approved the proposals described herein. THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THE PROPOSALS.

Q: When and where will the EGM be held?

A: The EGM will be held on November 27, 2026, at 9:30 a.m. Eastern Time (10:30 p.m. Beijing Time on the same day), and at any adjournment or postponement thereof. The EGM will be held at 19th Floor, Shanghai Technology Investment Building, No. 1699, Zhongke Road, Pudong New District, Shanghai, China. There will be no virtual meeting.

Q: Who is entitled to vote at the EGM?

A: The Record Date for the EGM is November 4, 2026. Only Shareholders as of the close of business on the Record Date are entitled to notice of and to vote at the EGM or any adjournment or postponement thereof. As of the Record Date, there were 60,533,374 Ordinary Shares, par value of US$0.0001 each, issued and outstanding, consisting of 52,734,317 Class A Ordinary Shares and 7,799,057 Class B Ordinary Shares. Each Class A Ordinary Share that you own entitles you to one (1) vote, and each Class B Ordinary Share that you own entitles you to fifty (50) votes.

Q: What constitutes a quorum for the EGM?

A: At the EGM, the presence physically or by proxy of one or more Shareholders holding Ordinary Shares which carry in aggregate not less than one-third of all Ordinary Shares entitled to vote as of the Record Date will constitute a quorum at such EGM. Abstentions and broker non-votes will be counted for purposes of establishing a quorum at the meeting.

Q: How many votes are required to approve the proposal?

A: The approval of Proposal One: Present Share Consolidation, Proposal Three: Future Share Consolidation(s) and Proposal Five: Adjournment requires that a simple majority of the votes cast at the meeting by the Shareholders present physically or represented by proxy and entitled to vote on such proposal be voted “For” the proposal. A properly executed proxy card marked “Abstain” with respect to this proposal will not be voted. In addition to obtaining Shareholder approval, the Present Share Consolidation and any Future Share Consolidation(s) (if applicable) require the separate consent of the holder(s) of a majority of the voting power of the Class B Ordinary Shares, voting as a separate class, pursuant to Article 2.6(d) of the Company’s existing second amended and restated memorandum and articles of association (the “Class B Consent”).

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The approval of Proposal Two: Third Amended and Restated Memorandum and Articles of Association (Present Share Consolidation) and Proposal Four: Amended and Restated Memorandum and Articles of Association (Future Share Consolidation(s)) requires that a majority of at least two thirds of the votes cast at the meeting by the Shareholders present physically or represented by proxy and entitled to vote on such proposal be voted “For” the proposal. A properly executed proxy card marked “Abstain” with respect to this proposal will not be voted.

Q: How do the Shareholders vote?

A: The Shareholders may vote by following the voting instructions provided on the voting document received.

Q: How can I attend the meeting?

A: The meeting is open to all holders of the Company’s Ordinary Shares as of the Record Date. You may attend the EGM in person at 19th Floor, Shanghai Technology Investment Building, No. 1699, Zhongke Road, Pudong New District, Shanghai, China.

Q: May Shareholders ask questions at the meeting?

A: Yes. Representatives of the Company will answer questions of general interest at the end of the EGM.

Q: If my shares are held in “street name” by a broker or other nominee, will my broker or nominee vote my shares for me?

A: If, on the Record Date, your Ordinary Shares were registered directly in your name with our transfer agent, VStock Transfer LLC (the “VStock”), you are a “Shareholder of Record” who may vote at the EGM, and we are sending these proxy materials directly to you. If, on the Record Date, your Ordinary Shares were held in an account at a brokerage firm or at a bank or other nominee holder, you are considered the beneficial owner of shares held “in street name,” and these proxy materials are likely being forwarded to you by your broker or nominee who is considered the Shareholder of Record for purposes of voting at the EGM. As the beneficial owner, it is likely that you have the right to direct your broker on how to vote your shares and to attend the EGM. However, since you are not the Shareholder of Record, you may not vote these Ordinary Shares unless you receive a valid proxy from your brokerage firm, bank or other nominee holder. To obtain a valid proxy, you must make a special request of your brokerage firm, bank or other nominee holder.

Q: How do I vote prior to and during the EGM?

A: Shareholders can vote in person with the written ballots we pass out during the EGM.

In addition, if you would like to vote by proxy by one of the following ways, to ensure your presence at the EGM, your proxy must be received no later than 11:59 p.m. ET on November 24, 2026:

●	Registered holders of VStock can:

(i)	Vote online by going to http://www.vstocktransfer.com/proxy and clicking “Proxy Voter Login” to use your VStock Control Number to vote;

(ii)	Vote by mail by signing, dating and mailing the enclosed proxy card to the address in the envelope the VStock has provided;

●	Beneficial holders of Ordinary Shares will need to obtain a “Legal Proxy” from the brokers in which they own their shares and mail that Legal Proxy, along with a completed Proxy Card.

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If you return a signed proxy card, but do not provide voting instructions, your shares will be voted at the discretion of your nominated proxy. If you return a signed proxy card, but do not nominate a proxy, the Chairman of the EGM will be appointed as your proxy. If the Chairman is appointed as your proxy and you do not provide voting instructions, your shares will be voted:

●	FOR Proposal One: Present Share Consolidation;

●	FOR Proposal Two: Third Amended and Restated Memorandum and Articles of Association (Present Share Consolidation);

●	FOR Proposal Three: Future Share Consolidation(s);

●	FOR Proposal Four: Amended and Restated Memorandum and Articles of Association (Future Share Consolidation(s));

●	FOR Proposal Five: the Adjournment; and

●	according to the discretion of the Chairman if a proposal comes up for a vote at the EGM that is not on the proxy card.

Q: Can I change my vote or revoke my proxy?

A: Any Shareholder executing a proxy has the power to revoke such proxy at any time prior to its exercise. You may revoke your proxy prior to exercise by:

●	filing with us a written notice of revocation of your proxy,

●	submitting a properly signed proxy card by mail bearing a later date,

●	voting over the Internet, or

●	voting in person at the EGM.

Q: Do I have appraisal rights?

A: The Shareholders do not have appraisal rights with respect to the matters to be voted upon at the EGM.

Q: Whom should I call if I have questions about the proxy materials or voting procedures?

A: If you have questions about the proposals, or if you need assistance in submitting your proxy or voting your shares or need additional copies of this proxy statement or the enclosed proxy card, you should contact Gamehaus Holdings Inc., 19th Floor, Shanghai Technology Investment Building, No. 1699, Zhongke Road, Pudong New District, Shanghai, China, or IR@Gamehaus.com. If your shares are held in a stock brokerage account or by a bank or other nominee, you should contact your broker, bank or other nominee for additional information.

Q: What do I need to do now?

A: After carefully reading and considering the information contained in this proxy statement, including the annex, please vote your shares as soon as possible so that your shares will be represented at the EGM. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker or other nominee.

Q: Who paid for this proxy solicitation?

A: The cost of preparing, printing, assembling and mailing this proxy statement and other material furnished to Shareholders in connection with the solicitation of proxies is borne by us.

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PROPOSAL ONE

TO APPROVE THE PRESENT SHARE CONSOLIDATION

What am I voting on?

We are proposing to consolidate the Company’s issued and unissued ordinary shares at a ratio of ten (10)-for-one (1) (the “Present Share Consolidation”).

The Company’s Class A Ordinary Shares, par value of US$0.0001 each (“Class A Ordinary Shares”), are listed on the Nasdaq Capital Market under the trading symbol of “GMHS.” In order for the Class A Ordinary Shares to continue to be listed on the Nasdaq Capital Market, the Company must satisfy Nasdaq Listing Rules, which, among other things, require the Company to have a minimum closing bid price of at least US$1.00 per share as set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”). In July 2026, the Company received a letter from The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that it was not in compliance with the Minimum Bid Price Requirement, because the closing bid price of the Company’s Class A Ordinary Shares had been below US$1.00 per share for 30 consecutive business days.

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has a period of 180 calendar days, or until January 6, 2027 (the “Compliance Period”), to regain compliance with the Minimum Bid Price Requirement. During this period, the Company’s Class A Ordinary Shares will continue to trade on the Nasdaq Capital Market. If at any time during the Compliance Period, the closing bid price of the Company’s Class A Ordinary Shares is at least US$1.00 per share for a minimum of 10 consecutive trading days, the Nasdaq will provide the Company with a written confirmation of compliance and the matter will be closed.

In the event the Company does not regain compliance within the Compliance Period, the Company may be eligible for an additional 180-calendar-day compliance period to demonstrate compliance with the Minimum Bid Price Requirement. To qualify for the additional 180-calendar-day period, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice to the Nasdaq of its intention to cure the deficiency during the second compliance period. If the Company fails to regain compliance during the second 180-calendar-day period, then the Nasdaq will notify the Company of its determination to delist the Company.

The board of directors of the Company (the “Board”) believes that the delisting of the Class A Ordinary Shares from the Nasdaq Capital Market would likely result in decreased liquidity. Such decreased liquidity would result in the increase in the volatility of the trading price of the Class A Ordinary Shares, a loss of current or future coverage by certain analysts and a diminution of institutional investor interest. In addition, the Board believes that such delisting could also cause a loss of confidence of corporate partners, customers and employees, which could harm the Company’s business and future prospects.

To regain compliance with the Minimum Bid Price Requirement and remain listed on the Nasdaq Capital Market, the Board believes that it is in the best interest of the Company and its shareholders (the “Shareholders”) to effectuate a share consolidation to increase the market price of the Class A Ordinary Shares. As a result, the Board is soliciting Shareholders’ approval of a share consolidation whereby every ten (10) Class A Ordinary Shares of a par value of US$0.0001 each into one (1) Class A Ordinary Share of a par value of US$0.001 and every ten (10) Class B Ordinary Shares of a par value of US$0.0001 each into one (1) Class B Ordinary Share of a par value of US$0.001, with fractional entitlements rounded up to the next whole share, the Board authorized to determine the Market Effective Date, and any one director or officer authorized to take all actions necessary to implement, carry out and give effect to the Present Share Consolidation.

In evaluating whether or not to conduct the Present Share Consolidation, the Board also took into account various negative factors associated with such corporate action. These factors include: the negative perception of share consolidation held by some investors, analysts and other stock market participants; the fact that the share prices of some companies that have effected share consolidations have subsequently declined back to pre-consolidation levels; the adverse effect on liquidity that might be caused by a reduced number of shares outstanding; and the costs associated with implementing a share consolidation.

In addition, Article 2.6(d) of the Company’s existing second amended and restated memorandum and articles of association provides that the Company may not consolidate Class B Ordinary Shares without proportionately increasing the votes per Class B Ordinary Share unless approved by the holders of a majority of the voting power of the Class B Ordinary Shares voting as a separate class. Subject to the foregoing, the Company has obtained the written Class B Consent from Funtery Holding Limited, the sole shareholder of Class B ordinary shares prior to the EGM.

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There can be no assurance that, after the Present Share Consolidation, the Company would be able to maintain the listing of the post-consolidated Class A ordinary shares on the Nasdaq Capital Market, as the Nasdaq also maintains other continued listing requirements. Shareholders should recognize that if the Present Share Consolidation is effected, they will own a smaller number of shares than they currently own. While the Company expects that the Present Share Consolidation will result in an increase in the market price of the Class A Ordinary Shares, it may not increase the market price in proportion to the reduction in the number of Class A Ordinary Shares outstanding or result in a permanent increase in the market price (which depends on many factors, including but not limited to our performance, prospects and other factors that may be unrelated to the number of shares outstanding).

Effects of the Present Share Consolidation

At the time the Present Share Consolidation is effective, our authorized ordinary shares will be consolidated at the ratio of ten (10)-for-one (1), accompanied by a corresponding increase in the par value of the ordinary shares.

Each Shareholder’s proportionate ownership of the issued and outstanding ordinary shares immediately following the Present Share Consolidation would remain the same, with the exception of adjustments related to the treatment of fractional shares.

To the extent applicable, proportionate adjustments to the per share exercise price and the number of shares issuable will be made based on the ratio of the Present Share Consolidation for all outstanding options, warrants, convertible or exchangeable securities entitling the holders to purchase, exchange for, or convert into, our ordinary shares.

Resolution

The full text of the resolution to be proposed is as follows:

It is resolved, as an ordinary resolution, that subject to the Company receiving the Class B Consent (as defined in the proxy statement) and with immediate effect upon the passing of this resolution:

(a)	the authorized, issued and outstanding shares of the Company (collectively, the “Shares”) be consolidated by consolidating:

(i)	every ten (10) Class A Ordinary Shares of a par value of US$0.0001 each into one (1) Class A Ordinary Share of a par value of US$0.001; and

(ii)	every ten (10) Class B Ordinary Shares of a par value of US$0.0001 each into one (1) Class B Ordinary Share of a par value of US$0.001,

with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the “Present Share Consolidation”);

(b)	as a result of the Present Share Consolidation, the authorized share capital of the Company be amended from US$100,000 divided into 900,000,000 Class A Ordinary Shares of a par value of US$0.0001 each and 100,000,000 Class B Ordinary Shares of a par value of US$0.0001 each to US$100,000 divided into 90,000,000 Class A Ordinary Shares of a par value of US$0.001 each and 10,000,000 Class B Ordinary Shares of a par value of US$0.001 each;

(c)	no fractional Shares be issued in connection with the Present Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Present Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share;

(d)	the board of directors of the Company be authorized to determine, in its sole discretion, the date on which the Shares shall commence trading on the Nasdaq Stock Market LLC on a post-consolidation basis (the “Market Effective Date”), which may be a date later than the date on which the Present Share Consolidation becomes effective; and

(e)	any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Present Share Consolidation, including the treatment of fractional Shares and the determination and announcement of the Market Effective Date.

Vote Required for Approval

The affirmative vote of a simple majority of the votes cast by such Shareholders as, being entitled to do so, vote physically or by proxy is required to approve this proposal. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this Proposal. Abstentions and broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this Proposal, although they will be counted for purposes of determining whether there is a quorum present.

WE RECOMMEND THAT YOU VOTE FOR PROPOSAL ONE.

8

PROPOSAL TWO

TO APPROVE THE THIRD AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION (PRESENT SHARE CONSOLIDATION)

What am I voting on?

In connection with the proposed amendment to our authorized share capital stated in Proposal One: Present Share Consolidation, in November 2026, the Board approved and directed that there be submitted to the Shareholders of the Company for approval, the Third Amended and Restated Memorandum and Articles of Association of the Company (the “Third M&AA”).

What is the Text of the Changes to the Existing M&AA?

The text of the proposed Third M&AA is set forth in Annex A to this proxy statement and is incorporated by reference into this proxy statement.

The favorable vote of at least two-thirds majority of the votes cast by such Shareholders as, being entitled to do so, vote physically or by proxy, at the EGM is required to approve the proposed Third M&AA.

If the proposal is approved by Shareholders, the Company’s registered office provider will file the Third M&AA and the evidence of the passing of this Proposal with the Registrar of Companies in the Cayman Islands.

Resolution

The full text of the resolution to be proposed is as follows:

“It is resolved, as a special resolution, that subject to and immediately following the Present Share Consolidation being effected, the Company adopt the third amended and restated memorandum and articles of association, in the form attached to the Proxy Statement as Annex A, in substitution for, and to the exclusion of, the Company’s existing second amended and restated memorandum and articles of association, to reflect the Present Share Consolidation.”

Vote Required

The affirmative vote of at least two-thirds majority of the votes cast by such Shareholders as, being entitled to do so, vote physically or by proxy is required to approve this Proposal. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this Proposal. Abstentions and broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this proposal, although they will be counted for purposes of determining whether there is a quorum present.

WE RECOMMEND THAT YOU VOTE FOR PROPOSAL TWO.

9

PROPOSAL THREE
TO APPROVE THE FUTURE SHARE CONSOLIDATION(S)

What am I voting on?

To enhance the Company’s ability to maintain compliance with the Minimum Bid Price Requirement and remain listed on the Nasdaq Capital Market, the Board believes that it is in the best interest of the Company and the Shareholders to authorize the Board to effectuate one or more Future Share Consolidation(s) (as defined below) to increase the market price of the securities of the Company and meet the Minimum Bid Price Requirement if needed. As a result, the Board is soliciting Shareholders’ approval of the authorization to the Board, in the Board’s absolute and sole discretion, to effect and implement one or more Future Share Consolidation(s) during a period of three (3) years from the date of the EGM, provided that there shall not be more than three (3) consolidations in aggregate, each Future Share Consolidation shall be at a ratio of not less than two (2) Ordinary Shares and not more than twenty (20) Ordinary Shares of each class into one (1) Ordinary Share of the same class, and the cumulative consolidation ratio of all Future Share Consolidations taken together shall not exceed fifty (50) Ordinary Shares of each class into one (1) Ordinary Share of the same class. Subject to the foregoing limitations, the Board shall have the absolute and sole discretion to determine the exact consolidation ratio and the market effective date of such Future Share Consolidation. Prior to implementation of any Future Share Consolidation, each Future Share Consolidation will also be subject to the Company receiving the relevant Class B Consent (if applicable) and acceptance of filings by the Registrar of Companies of the Cayman Islands.

Effects of the Future Share Consolidation(s)

At the time a Future Share Consolidation is effective, our authorized ordinary shares will be consolidated at the ratio as determined by the Board, accompanied by a corresponding increase in the par value of the ordinary shares.

Each Shareholder’s proportionate ownership of the issued and outstanding ordinary shares immediately following the effectiveness of the Future Share Consolidation(s) would remain the same, with the exception of adjustments related to the treatment of fractional shares.

Proportionate adjustments will be made based on the ratio of the Future Share Consolidation to the per share exercise price and the number of shares issuable upon the exercise or conversion of all outstanding options, warrants, convertible or exchangeable securities entitling the holders to purchase, exchange for, or convert into, our ordinary shares.

Resolution

The full text of the resolution to be proposed is as follows:

“It is resolved, as an ordinary resolution, that:

(a)	conditional upon the approval of the Board in its sole discretion, and if applicable, subject to the Company receiving the relevant Class B Consent(s), with effect as of such date or dates as the Board may determine (each a “Future Effective Date”), and subject to each Future Effective Date being within three (3) years of the date of this ordinary resolution, the authorized, issued and outstanding Shares be consolidated in one or more consolidations, not exceeding three (3) consolidations in aggregate (each a “Future Share Consolidation”), provided that:

(i)	each Future Share Consolidation shall be at a ratio of not less than two (2) Shares and not more than twenty (20) Shares of each class into one (1) Share of the same class, the exact ratio to be determined by the Board in its sole discretion;

(ii)	the cumulative consolidation ratio of all Future Share Consolidations taken together shall not exceed fifty (50) Shares of each class into one (1) Share of the same class; and

(iii)	Class A Ordinary Shares and Class B Ordinary Shares shall at all times be consolidated at the same ratio and with effect from the same Future Effective Date,

10

with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association then in effect;

(b)	any change to the Company’s authorized share capital in connection with, and as necessary to effect, each Future Share Consolidation (being a division of the number of authorized Shares of each class, and a corresponding multiplication of the par value of each Share, by the applicable consolidation ratio) be and is hereby approved, such amendment to be determined by the Board in its sole discretion;

(c)	no fractional Shares be issued in connection with any Future Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon a Future Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share;

(d)	the Board be authorized to determine, in its sole discretion, the date on which the Shares shall commence trading on the Nasdaq on a post-consolidation basis following each Future Share Consolidation; and

(e)	any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to each Future Share Consolidation, if and when deemed advisable by the Board in its sole discretion.”

Vote Required for Approval

The affirmative vote of a simple majority of the votes cast by such Shareholders as, being entitled to do so, vote physically or by proxy is required to approve this proposal. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions and broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this proposal, although they will be counted for purposes of determining whether there is a quorum present. In addition to Shareholder approval, each Future Share Consolidation is subject to the Company receiving the relevant Class B Consent (if applicable).

WE RECOMMEND THAT YOU VOTE FOR PROPOSAL THREE.

11

PROPOSAL FOUR
TO APPROVE THE AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION (FUTURE SHARE CONSOLIDATION(S))

What am I voting on?

In November 2026, the Board approved, and directed that there be submitted to the Shareholders for approval, subject to the approval by the Shareholders of the Future Share Consolidation(s), conditional upon the implementation of any Future Share Consolidation(s) with exact consolidation ratio(s) and the Future Effective Date(s) of such Future Share Consolidation(s) as determined by the Board, the adoption of an amended and restated memorandum and articles of association upon the effectiveness of each Future Share Consolidation in substitution for, and to the exclusion of, the Company’s memorandum and articles of association in effect immediately prior to the implementation of such Future Share Consolidation(s), to reflect such Future Share Consolidation(s).

Resolution

The full text of the resolution to be proposed is as follows:

“It is resolved, as a special resolution, that subject to and immediately following each Future Share Consolidation being effected, the Company adopt an amended and restated memorandum and articles of association in substitution for, and to the exclusion of, the Company’s then existing memorandum and articles of association, with the only amendments being made to reflect such Future Share Consolidation and as the directors may approve in their absolute discretion without further approval by the shareholders.”

Vote Required

The affirmative vote of at least two-thirds majority of the votes cast by such Shareholders as, being entitled to do so, vote physically or by proxy is required to approve this Proposal. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this Proposal. Abstentions and broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this proposal, although they will be counted for purposes of determining whether there is a quorum present.

WE RECOMMEND THAT YOU VOTE FOR PROPOSAL FOUR.

12

PROPOSAL FIVE
THE ADJOURNMENT PROPOSAL

What am I voting on?

This proposal, if approved, will allow the Chairman of the EGM to adjourn the EGM to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the EGM, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposal. The Adjournment Proposal will only be presented to our Shareholders at the discretion of the Board in the event, based on the tabulated votes, there are not sufficient votes for, or otherwise in connection with, the approval of the other proposal at the time of the EGM.

Resolution

The full text of the resolution to be proposed is as follows:

“It is resolved, as an ordinary resolution, to adjourn the Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.”

Vote Required

The affirmative vote of a simple majority of the votes cast by such Shareholders as, being entitled to do so, vote physically or by proxy is required to approve this Proposal. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this Proposal. Abstentions and broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this Proposal, although they will be counted for purposes of determining whether there is a quorum present.

WE RECOMMEND THAT YOU VOTE FOR PROPOSAL FIVE.

13

Annex A

Companies Act (Revised)

Company Limited by Shares

THIRD Amended and restated

memorandum of association

OF

Gamehaus Holdings Inc.

(Adopted by special resolution on [date] 2026)

Companies Act (Revised)

Company Limited by Shares

Third Amended and Restated

Memorandum of Association

of

Gamehaus Holdings Inc.

(Adopted by special resolution on [date] 2026)

1 The name of the Company is Gamehaus Holdings Inc.

2 The Company’s registered office will be situated at the office of Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands or at such other place in the Cayman Islands as the directors may at any time decide.

3 The Company’s objects are unrestricted. As provided by section 7(4) of the Companies Act (Revised), the Company has full power and authority to carry out any object not prohibited by any law of the Cayman Islands.

4 The Company has unrestricted corporate capacity. Without limitation to the foregoing, as provided by section 27 (2) of the Companies Act (Revised), the Company has and is capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit.

5 Nothing in any of the preceding paragraphs permits the Company to carry on any of the following businesses without being duly licensed, namely:

(a) the business of a bank or trust company without being licensed in that behalf under the Banks and Trust Companies Act (Revised); or

(b) insurance business from within the Cayman Islands or the business of an insurance manager, agent, sub-agent or broker without being licensed in that behalf under the Insurance Act (Revised); or

(c) the business of company management without being licensed in that behalf under the Companies Management Act (Revised).

6 Unless licensed to do so, the Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of its business carried on outside the Cayman Islands. Despite this, the Company may effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands any of its powers necessary for the carrying on of its business outside the Cayman Islands.

7 The Company is a company limited by shares and accordingly the liability of each member is limited to the amount (if any) unpaid on that member’s shares.

8 The share capital of the Company is US$100,000 divided into 90,000,000 Class A Ordinary Shares of par value US$0.001 each and 10,000,000 Class B Ordinary Shares of par value US$0.001 each. However, subject to the Companies Act (Revised) and the Company’s articles of association, the Company has power to do any one or more of the following:

(a) to redeem or repurchase any of its shares; and

(b) to increase or reduce its capital; and

(c) to issue any part of its capital (whether original, redeemed, increased or reduced):

(i) with or without any preferential, deferred, qualified or special rights, privileges or conditions; or

(ii) subject to any limitations or restrictions

and unless the condition of issue expressly declares otherwise, every issue of shares (whether declared to be ordinary, preference or otherwise) is subject to this power; or

(d) to alter any of those rights, privileges, conditions, limitations or restrictions.

9 The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

Companies Act (Revised)

Company Limited by Shares

Gamehaus Holdings Inc.

THIRD AMENDED AND RESTATED

ARTICLES of association

(Adopted by special resolution on [date] 2026)

CONTENTS

1	Definitions, interpretation and exclusion of Table A	1

	Definitions	1

	Interpretation	4

	Exclusion of Table A Articles	5

2	Shares	5

	Power to issue Shares and options, with or without special rights	5

	Power to issue fractions of a Share	6

	Power to pay commissions and brokerage fees	6

	Trusts not recognised	7

	Power to vary class rights	7

	Effect of new Share issue on existing class rights	7

	Capital contributions without issue of further Shares	7

	No bearer Shares or warrants	8

	Treasury Shares	8

	Rights attaching to Treasury Shares and related matters	8

	Annual Return	9

3	Register of Members	9

4	Share certificates	9

	Issue of share certificates	9

	Renewal of lost or damaged share certificates	9

5	Lien on Shares	10

	Nature and scope of lien	10

	Company may sell Shares to satisfy lien	10

	Authority to execute instrument of transfer	10

	Consequences of sale of Shares to satisfy lien	11

	Application of proceeds of sale	11

6	Calls on Shares and forfeiture	11

	Power to make calls and effect of calls	11

	Time when call made	12

	Liability of joint holders	12

	Interest on unpaid calls	12

	Deemed calls	12

	Power to accept early payment	12

	Power to make different arrangements at time of issue of Shares	12

	Notice of default	12

	Forfeiture or surrender of Shares	13

	Disposal of forfeited or surrendered Share and power to cancel forfeiture or surrender	13

	Effect of forfeiture or surrender on former Member	13

	Evidence of forfeiture or surrender	14

	Sale of forfeited or surrendered Shares	14

7	Transfer of Shares	14

	Form of transfer	14

	Power to refuse registration for shares not listed on a Designated Stock Exchange	14

	Suspension of transfers	15

	Company may retain instrument of transfer	15

	Notice of refusal to register	15

8	Transmission of Shares	15

	Persons entitled on death of a Member	15

	Registration of transfer of a Share following death or bankruptcy	15

	Indemnity	16

	Rights of person entitled to a Share following death or bankruptcy	16

9	Alteration of capital	16

	Increasing, consolidating, converting, dividing and cancelling share capital	16

	Dealing with fractions resulting from consolidation of Shares	17

	Reducing share capital	17

10	Conversion, redemption and purchase of own Shares	17

	Power to issue redeemable Shares and to purchase own Shares	17

	Power to pay for redemption or purchase in cash or in specie	18

	Effect of redemption or purchase of a Share	18

	Conversion rights	18

	Share conversions	19

11	Meetings of Members	19

	Power to call meetings	19

	Content of notice	20

	Period of notice	21

	Persons entitled to receive notice	21

	Publication of notice on a website	21

	Time a website notice is deemed to be given	22

	Required duration of publication on a website	22

	Accidental omission to give notice or non-receipt of notice	22

12	Proceedings at meetings of Members	22

	Quorum	22

	Lack of quorum	22

	Use of technology	23

	Chairman	23

	Right of a director to attend and speak	23

	Adjournment	23

	Method of voting	23

	Taking of a poll	23

	Chairman’s casting vote	24

	Amendments to resolutions	24

	Written resolutions	24

	Sole-member company	25

13	Voting rights of Members	25

	Right to vote	25

	Voting rights	25

	Rights of joint holders	25

	Representation of corporate Members	26

	Member with mental disorder	26

	Objections to admissibility of votes	26

	Form of proxy	27

	How and when proxy is to be delivered	27

	Voting by proxy	28

14	Number and class of directors	28

15	Appointment, disqualification and removal of directors	29

	No age limit	29

	Corporate directors	29

	No shareholding qualification	29

	Appointment and removal of directors	29

	Resignation of directors	30

	Termination of the office of director	30

16	Alternate directors	31

	Appointment and removal	31

	Rights of alternate director	32

	Appointment ceases when the appointor ceases to be a director	32

	Status of alternate director	32

	Status of the director making the appointment	32

17	Powers of directors	33

	Powers of directors	33

	Appointments to office	33

	Remuneration	34

	Disclosure of information	34

18	Delegation of powers	34

	Power to delegate any of the directors’ powers to a committee	34

	Power to appoint an agent of the Company	35

	Power to appoint an attorney or authorised signatory of the Company	35

	Power to appoint a proxy	35

	Borrowing Powers	36

	Corporate Governance	36

19	Meetings of directors	36

	Regulation of directors’ meetings	36

	Calling meetings	36

	Notice of meetings	36

	Period of notice	36

	Use of technology	36

	Place of meetings	36

	Quorum	37

	Voting	37

	Validity	37

	Recording of dissent	37

	Written resolutions	37

	Sole director’s minute	37

20	Permissible directors’ interests and disclosure	38

	Permissible interests subject to disclosure	38

	Notification of interests	38

	Voting where a director is interested in a matter	38

21	Minutes	39

22	Accounts and audit	39

	Accounting and other records	39

	No automatic right of inspection	39

	Sending of accounts and reports	39

	Time of receipt if documents are published on a website	40

	Validity despite accidental error in publication on website	40

	Audit	40

23	Financial year	41

24	Record dates	41

25	Dividends	41

	Source of dividends	41

	Declaration of dividends by Members	41

	Payment of interim dividends and declaration of final dividends by directors	41

	Apportionment of dividends	42

	Right of set off	42

	Power to pay other than in cash	42

	How payments may be made	43

	Dividends or other moneys not to bear interest in absence of special rights	43

	Dividends unable to be paid or unclaimed	43

26	Capitalisation of profits	44

	Capitalisation of profits or of any share premium account or capital redemption reserve	44

	Applying an amount for the benefit of members	44

27	Share premium account	44

	Directors to maintain share premium account	44

	Debits to share premium account	44

28	Seal	45

	Company seal	45

	Duplicate seal	45

	When and how seal is to be used	45

	If no seal is adopted or used	45

	Power to allow non-manual signatures and facsimile printing of seal	45

	Validity of execution	45

29	Indemnity	46

	Indemnity	46

	Release	46

	Insurance	46

30	Notices	47

	Form of notices	47

	Electronic communications	47

	Persons authorised to give notices	47

	Delivery of written notices	48

	Joint holders	48

	Signatures	48

	Evidence of transmission	48

	Giving notice to a deceased or bankrupt Member	48

	Date of giving notices	49

	Saving provision	49

31	Authentication of Electronic Records	49

	Application of Articles	49

	Authentication of documents sent by Members by Electronic means	49

	Authentication of document sent by the Secretary or Officers of the Company by Electronic means	50

	Manner of signing	50

	Saving provision	50

32	Transfer by way of continuation	50

33	Winding up	51

	Distribution of assets in specie	51

	No obligation to accept liability	51

	The directors are authorised to present a winding up petition	51

34	Amendment of Memorandum and Articles	51

	Power to change name or amend Memorandum	51

	Power to amend these Articles	51

Companies Act (Revised)

Company Limited by Shares

Third Amended And Restated

Articles of Association

of

Gamehaus Holdings Inc.

(Adopted by special resolution on [date] 2026)

1	Definitions, interpretation and exclusion of Table A

Definitions

1.1	In these Articles, the following definitions apply:

Act means the Companies Act (Revised) of the Cayman Islands, including any statutory modification or re-enactment thereof for the time being in force.

Affiliate means, with respect to a person, (i) any other person which, directly or indirectly, through one or more intermediaries, Controls, is Controlled by or is under common Control with such person, including trusts, funds and accounts promoted, sponsored, managed, advised or serviced by such person (ii) if such person is an individual, his/her Family Member and Affiliates of such person and/or his/her Family Members; provided, that in the case of a Key Executive, the term Affiliate shall include such Key Executive’s Permitted Entities, notwithstanding anything to the contrary contained herein.

Applicable Law means, with respect to any person, all provisions of laws, statutes, ordinances, rules, regulations, permits, certificates, judgments, decisions, decrees or orders of any governmental authority applicable to such person.

Articles means, as appropriate:

(a)	these articles of association as amended from time to time: or

(b)	two or more particular articles of these Articles;

and Article refers to a particular article of these Articles.

Audit Committee means the audit committee of the Company formed pursuant to Article 22.9 hereof, or any successor audit committee.

Auditor means the person for the time being performing the duties of auditor of the Company.

Business Day means a day other than (a) a day on which banking institutions or trust companies are authorised or obligated by law to close in New York City or the Cayman Islands (b) a Saturday or (c) a Sunday.

1

Cayman Islands means the British Overseas Territory of the Cayman Islands.

Class A Ordinary Share means an Ordinary Share designated by the directors as a Class A Ordinary Share.

Class B Ordinary Share means an Ordinary Share designated by the directors as a Class B Ordinary Share.

Clear Days, in relation to a period of notice, means that period excluding:

(a)	the day when the notice is given or deemed to be given; and

(b)	the day for which it is given or on which it is to take effect.

Clearing House means a clearing house recognised by the laws of the jurisdiction in which the Shares (or depositary receipts therefor) are listed or quoted on a stock exchange or interdealer quotation system in such jurisdiction.

Company means the above-named company.

Control, Controlling, under common Control with means, with respect to any person, the possession, directly or indirectly, of the power or authority (whether exercised or not) to direct or cause the direction of the operation of that person, whether through the ownership of voting securities, by contract, as a trustee or executor, or otherwise, and in any event shall be deemed to exist where one person owns more than 50% voting securities of another person or has the right to appoint or remove a majority of the board of directors (or a similar governing body) of such other person).

Default Rate means 10% (ten per cent) per annum.

Designated Stock Exchange means the Nasdaq Capital Market in the United States of America for so long as the Company’s Shares are there listed and any other stock exchange on which the Company’s Shares are listed for trading.

Designated Stock Exchange Rules means the relevant code, rules and regulations, as amended, from time to time, applicable as a result of the original and continued listing of any Shares on the Designated Stock Exchanges;

Electronic has the meaning given to that term in the Electronic Transactions Act (Revised) of the Cayman Islands.

Electronic Record has the meaning given to that term in the Electronic Transactions Act (Revised) of the Cayman Islands.

Electronic Signature has the meaning given to that term in the Electronic Transactions Act (Revised) of the Cayman Islands.

Family Member means, with respect to an individual, any of such individual’s former, current or future spouse, parent, step-parent, grandparent, step-grandparent, child, step-child, grandchild, step-grandchild, sibling, step-sibling, niece, nephew and in-laws, including adoptive relationships.

2

Fully Paid and Paid Up:

(a)	in relation to a Share with par value, means that the par value for that Share and any premium payable in respect of the issue of that Share, has been fully paid or credited as paid in money or money’s worth;

(b)	in relation to a Share without par value, means that the agreed issue price for that Share has been fully paid or credited as paid in money or money’s worth.

Independent Director means a director who is an independent director as defined in the rules and regulations of the Designated Stock Exchange as determined by the directors.

Key Executives means Funtery Holding Limited, a company incorporated in the British Virgin Islands, and Feng Xie, who indirectly holds the 100% issued share capital of Funtery Holding Limited through Cyberjoy Holding Limited.

Member means any person or persons entered on the Register of Members from time to time as the holder of a Share.

Memorandum means the memorandum of association of the Company as amended from time to time.

Officer means a person then appointed to hold an office in the Company; and the expression includes a director, alternate director or liquidator.

Ordinary Resolution means a resolution of a duly constituted general meeting of the Company passed by a simple majority of the votes cast by, or on behalf of, the Members entitled to vote thereon. The expression also includes a unanimous written resolution.

Ordinary Share means an ordinary share in the capital of the Company having the rights set out in these Articles and issued as either a Class A Ordinary Share or as a Class B Ordinary Share. In these Articles the term Ordinary Share shall embrace all classes of Ordinary Share except where reference is made to a specific class.

Permitted Transferee means, with respect to each holder of Class B Ordinary Shares, any or all of the following: (a) any Key Executive; (b) any Key Executive’s Affiliate; (c) the Company or any of its subsidiaries; (d) in connection with a transfer as a result of, or in connection with, the death or incapacity of a Key Executive, any Key Executive’s Family Members, another holder of Class B Ordinary Shares, or a designee approved by majority of all directors, provided that in case of any transfer of Class B Ordinary Shares pursuant to clauses (b) through (c) above to a person who at any later time ceases to be a Permitted Transferee under the relevant clause, the Company shall be entitled to refuse registration of any subsequent transfer of such Class B Ordinary Shares except back to the transferor of such Class B Ordinary Shares pursuant to clauses (b) through (c) (or to a Key Executive or his or her Permitted Transferees) and in the absence of such transfer back to the transferor (or to a Key Executive or his or her Permitted Transferees), the applicable Class B Ordinary Shares shall convert in accordance with Article 10.6 applied mutatis mutandis.

Register of Members means the register of Members maintained in accordance with the Act and includes (except where otherwise stated) any branch or duplicate register of Members.

SEC means the United States Securities and Exchange Commission.

Secretary means a person appointed to perform the duties of the secretary of the Company, including a joint, assistant or deputy secretary.

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Share means an ordinary share in the share capital of the Company; and the expression:

(a)	includes stock (except where a distinction between shares and stock is expressed or implied); and

(b)	where the context permits, also includes a fraction of a share.

Special Resolution has the meaning given to that term in the Act. The expression also includes a unanimous written resolution.

Treasury Shares means Shares of the Company held in treasury pursuant to the Act and Article 2.17.

Interpretation

1.2	In the interpretation of these Articles, the following provisions apply unless the context otherwise requires:

(a)	A reference in these Articles to a statute is a reference to a statute of the Cayman Islands as known by its short title, and includes:

(i)	any statutory modification, amendment or re-enactment; and

(ii)	any subordinate legislation or regulations issued under that statute.

Without limitation to the preceding sentence, a reference to a revised Law of the Cayman Islands is taken to be a reference to the revision of that Law in force from time to time as amended from time to time.

(b)	Headings are inserted for convenience only and do not affect the interpretation of these Articles, unless there is ambiguity.

(c)	If a day on which any act, matter or thing is to be done under these Articles is not a Business Day, the act, matter or thing must be done on the next Business Day.

(d)	A word which denotes the singular also denotes the plural, a word which denotes the plural also denotes the singular, and a reference to any gender also denotes the other genders.

(e)	A reference to a person includes, as appropriate, a company, trust, partnership, joint venture, association, body corporate or government agency.

(f)	Where a word or phrase is given a defined meaning another part of speech or grammatical form in respect to that word or phrase has a corresponding meaning.

(g)	All references to time are to be calculated by reference to time in the place where the Company’s registered office is located.

(h)	The words written and in writing include all modes of representing or reproducing words in a visible form, but do not include an Electronic Record where the distinction between a document in writing and an Electronic Record is expressed or implied.

(i)	The words including, include and in particular or any similar expression are to be construed without limitation.

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Exclusion of Table A Articles

1.3	The regulations contained in Table A in the First Schedule of the Act and any other regulations contained in any statute or subordinate legislation are expressly excluded and do not apply to the Company.

2	Shares

Power to issue Shares and options, with or without special rights

2.1	Subject to the provisions of the Act and these Articles and, where applicable, the rules of the Designated Stock Exchange and/or any competent regulatory authority, and without prejudice to any rights attached to any existing Shares, the directors have general and unconditional authority to allot (with or without confirming rights of renunciation), issue, grant options over or otherwise deal with any unissued Shares of the Company to such persons, at such times and on such terms and conditions as they may decide. No Share may be issued at a discount except in accordance with the provisions of the Act.

2.2	Without limitation to the preceding Article, the directors may so deal with the unissued Shares of the Company:

(a)	either at a premium or at par;

(b)	with or without preferred, deferred or other special rights or restrictions whether in regard to dividend, voting, return of capital or otherwise.

2.3	The Company may issue rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company at such times and on such terms and conditions as the directors may decide.

2.4	The Company may issue units of securities in the Company, which may be comprised of Shares, rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company, on such terms and conditions as the directors may decide.

2.5	Subject to Article 2.10, each Share in the Company confers upon the Member the following rights:

(a)	each holder of Class A Ordinary Shares shall be entitled to exercise one (1) vote for each Class A Ordinary Share he or she or it holds on any and all matters, whereas each holder of Class B Ordinary Shares shall be entitled to exercise fifty (50) votes for each Class B Ordinary Share he or she or it holds on any and all matters as set out in Article 13.3;

(b)	each Class B Ordinary Share shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such Share, at the office of the Company or any transfer agent for such Shares, into one fully paid and non-assessable Class A Ordinary Share as set out in Article 10.5; and

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(c)	save and except for voting rights and conversion rights as set out in this Article 2.5, Article 13.3 and 10.5, the Class A Ordinary Shares and the Class B Ordinary Shares shall rank pari passu with one another and shall have the same rights, preferences, privileges and restrictions.

2.6	Subject to the Applicable Law, in addition to any rights provided by the Act or otherwise set forth in these Articles, the Company shall not, without the approval by vote or written consent of the holders of a majority of the voting power of the Class B Ordinary Shares, voting exclusively and as a separate class, directly or indirectly, or whether by amendment of these Articles, or through merger, recapitalization, consolidation or otherwise:

(a)	increase the number of authorized Class B Ordinary Shares;

(b)	issue any Class B Ordinary Shares or securities convertible into or exchangeable for Class B Ordinary Shares, other than (i) to any Key Executive or his or her Affiliates, or (ii) on a pro rata basis to all holders of Class B Ordinary Shares permitted to hold such shares under these Articles;

(c)	create, authorize, issue, or reclassify into, any preference shares in the capital of the Company or any Share that carries more than one (1) vote per Share;

(d)	reclassify any Class B Ordinary Shares into any other class of Shares or consolidate or combine any Class B Ordinary Shares without proportionately increasing the number of votes per Class B Ordinary Share; or

(e)	amend, restate, waive, adopt any provision inconsistent with or otherwise vary or alter any provision of the Memorandum or these Articles relating to the voting, conversion or other rights, powers, preferences, privileges or restrictions of the Class B Ordinary Shares.

Power to issue fractions of a Share

2.7	Subject to the Act, the Company may, but shall not otherwise be obliged to, issue fractions of a Share of any class or round up or down fractional holdings of Shares to its nearest whole number. A fraction of a Share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights and other attributes of a Share of that class of Shares.

Power to pay commissions and brokerage fees

2.8	The Company may, in so far as the Act permits, pay a commission to any person in consideration of that person:

(a)	subscribing or agreeing to subscribe, whether absolutely or conditionally; or

(b)	procuring or agreeing to procure subscriptions, whether absolute or conditional for any Shares in the Company. That commission may be satisfied by the payment of cash or the allotment of Fully Paid or partly-paid Shares or partly in one way and partly in another.

2.9	The Company may employ a broker in the issue of its capital and pay him any proper commission or brokerage.

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Trusts not recognised

2.10	Except as required by Applicable Law:

(a)	the Company shall not be bound by or compelled to recognise in any way (even when notified) any equitable, contingent, future or partial interest in any Share, or (except only as is otherwise provided by the Articles) any other rights in respect of any Share other than an absolute right to the entirety thereof in the holder; and

(b)	no person other than the Member shall be recognised by the Company as having any right in a Share.

Power to vary class rights

2.11	If the share capital is divided into different classes of Shares then, unless the terms on which a class of Shares was issued state otherwise, the rights attaching to a class of Shares may only be varied if one of the following applies:

(a)	the Members holding not less than two thirds of the issued Shares of that class consent in writing to the variation; or

(b)	the variation is made with the sanction of a Special Resolution passed at a separate general meeting of the Members holding the issued Shares of that class.

2.12	For the purpose of paragraph (b) of the preceding Article, all the provisions of these Articles relating to general meetings apply, mutatis mutandis, to every such separate meeting except that:

(a)	the necessary quorum shall be one or more persons holding, or representing by proxy, not less than one third of the issued Shares of the class; and

(b)	any Member holding issued Shares of the class, present in person or by proxy or, in the case of a corporate Member, by its duly authorised representative, may demand a poll.

2.13	For the purposes of a separate class meeting, the directors may treat to or more or all the classes of Shares as forming one class of Shares if the directors consider that such classes of Shares would be affected in the same way by the proposals under consideration, but in any other case shall treat as separate classes of Shares.

Effect of new Share issue on existing class rights

2.14	Unless the terms on which a class of Shares was issued state otherwise, the rights conferred on the Member holding Shares of any class shall not be deemed to be varied by the creation or issue of further Shares ranking pari passu with the existing Shares of that class.

Capital contributions without issue of further Shares

2.15	With the consent of a Member, the directors may accept a voluntary contribution to the capital of the Company from that Member without issuing Shares in consideration for that contribution. In that event, the contribution shall be dealt with in the following manner:

(a)	It shall be treated as if it were a share premium.

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(b)	Unless the Member agrees otherwise:

(i)	if the Member holds Shares in a single class of Shares - it shall be credited to the share premium account for that class of Shares;

(ii)	if the Member holds Shares of more than one class - it shall be credited rateably to the share premium accounts for those classes of Shares (in the proportion that the sum of the issue prices for each class of Shares that the Member holds bears to the total issue prices for all classes of Shares that the Member holds).

(c)	It shall be subject to the provisions of the Act and these Articles applicable to share premiums.

No bearer Shares or warrants

2.16	The Company shall not issue Shares or warrants to bearers.

Treasury Shares

2.17	Shares that the Company purchases, redeems or acquires by way of surrender in accordance with the Act shall be held as Treasury Shares and not treated as cancelled if:

(a)	the directors so determine prior to the purchase, redemption or surrender of those shares; and

(b)	the relevant provisions of the Memorandum and Articles and the Act are otherwise complied with.

Rights attaching to Treasury Shares and related matters

2.18	No dividend may be declared or paid, and no other distribution (whether in cash or otherwise) of the Company’s assets (including any distribution of assets to members on a winding up) may be made to the Company in respect of a Treasury Share.

2.19	The Company shall be entered in the Register as the holder of the Treasury Shares. However:

(a)	the Company shall not be treated as a member for any purpose and shall not exercise any right in respect of the Treasury Shares, and any purported exercise of such a right shall be void;

(b)	a Treasury Share shall not be voted, directly or indirectly, at any meeting of the Company and shall not be counted in determining the total number of issued shares at any given time, whether for the purposes of these Articles or the Act.

2.20	Nothing in the preceding Article prevents an allotment of Shares as fully paid bonus shares in respect of a Treasury Share and Shares allotted as fully paid bonus shares in respect of a Treasury Share shall be treated as Treasury Shares.

2.21	Treasury Shares may be disposed of by the Company in accordance with the Act and otherwise on such terms and conditions as the directors determine.

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Annual Return

2.22	The Directors in each calendar year shall prepare or cause to be prepared an annual return and declaration setting forth the particulars required by the Act and shall deliver a copy thereof to the registrar of companies for the Cayman Islands.

3	Register of Members

3.1	The Company shall maintain or cause to be maintained the Register of Members in accordance with the Act.

3.2	The directors may determine that the Company shall maintain one or more branch registers of Members in accordance with the Act. The directors may also determine which Register of Members shall constitute the principal register and which shall constitute the branch register or registers, and to vary such determination from time to time.

3.3	The title to Shares listed on a Designated Stock Exchange may be evidenced and transferred in accordance with the laws applicable to the rules and regulations of the Designated Stock Exchange and, for these purposes, the register of Members may be maintained in accordance with section 40B of the Act.

4	Share certificates

Issue of share certificates

4.1	A Member shall only be entitled to a share certificate if the directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the directors may determine. If the directors resolve that share certificates shall be issued, upon being entered in the Register of Members as the holder of a Share, the directors may issue to any Member:

(a)	without payment, to one certificate for all the Shares of each class held by that Member (and, upon transferring a part of the Member’s holding of Shares of any class, to a certificate for the balance of that holding); and

(b)	upon payment of such reasonable sum as the directors may determine for every certificate after the first, to several certificates each for one or more of that Member’s Shares.

4.2	Every certificate shall specify the number, class and distinguishing numbers (if any) of the Shares to which it relates and whether they are Fully Paid or partly paid up. A certificate may be executed under seal or executed in such other manner as the directors determine.

4.3	Every certificate shall bear legends required under the Applicable Laws.

4.4	The Company shall not be bound to issue more than one certificate for Shares held jointly by several persons and delivery of a certificate for a Share to one joint holder shall be a sufficient delivery to all of them.

Renewal of lost or damaged share certificates

4.5	If a share certificate is defaced, worn-out, lost or destroyed, it may be renewed on such terms (if any) as to:

(a)	evidence;

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(b)	indemnity;

(c)	payment of the expenses reasonably incurred by the Company in investigating the evidence; and

(d)	payment of a reasonable fee, if any, for issuing a replacement share certificate as the directors may determine, and (in the case of defacement or wearing-out) on delivery to the Company of the old certificate.

5	Lien on Shares

Nature and scope of lien

5.1	The Company has a first and paramount lien on all Shares (whether Fully Paid or not) registered in the name of a Member (whether solely or jointly with others). The lien is for all moneys payable to the Company by the Member or the Member’s estate:

(a)	either alone or jointly with any other person, whether or not that other person is a Member; and

(b)	whether or not those moneys are presently payable.

5.2	At any time the directors may declare any Share to be wholly or partly exempt from the provisions of this Article.

Company may sell Shares to satisfy lien

5.3	The Company may sell any Shares over which it has a lien if all of the following conditions are met:

(a)	the sum in respect of which the lien exists is presently payable;

(b)	the Company gives notice to the Member holding the Share (or to the person entitled to it in consequence of the death or bankruptcy of that Member) demanding payment and stating that if the notice is not complied with the Shares may be sold; and

(c)	that sum is not paid within 14 Clear Days after that notice is deemed to be given under these Articles.

5.4	The Shares may be sold in such manner as the directors determine.

5.5	To the maximum extent permitted by Applicable Law, the directors shall incur no personal liability to the Member concerned in respect of the sale.

Authority to execute instrument of transfer

5.6	To give effect to a sale, the directors may authorise any person to execute an instrument of transfer of the Shares sold to, or in accordance with the directions of, the purchaser. The title of the transferee of the Shares shall not be affected by any irregularity or invalidity in the proceedings in respect of the sale.

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Consequences of sale of Shares to satisfy lien

5.7	On sale pursuant to the preceding Articles:

(a)	the name of the Member concerned shall be removed from the Register of Members as the holder of those Shares; and

(b)	that person shall deliver to the Company for cancellation the certificate for those Shares.

Despite this, that person shall remain liable to the Company for all monies which, at the date of sale, were presently payable by him to the Company in respect of those Shares. That person shall also be liable to pay interest on those monies from the date of sale until payment at the rate at which interest was payable before that sale or, failing that, at the Default Rate. The directors may waive payment wholly or in part or enforce payment without any allowance for the value of the Shares at the time of sale or for any consideration received on their disposal.

Application of proceeds of sale

5.8	The net proceeds of the sale, after payment of the costs, shall be applied in payment of so much of the sum for which the lien exists as is presently payable. Any residue shall be paid to the person whose Shares have been sold:

(a)	if no certificate for the Shares was issued, at the date of the sale; or

(b)	if a certificate for the Shares was issued, upon surrender to the Company of that certificate for cancellation but, in either case, subject to the Company retaining a like lien for all sums not presently payable as existed on the Shares before the sale.

6	Calls on Shares and forfeiture

Power to make calls and effect of calls

6.1	Subject to the terms of allotment, the directors may make calls on the Members in respect of any moneys unpaid on their Shares including any premium. The call may provide for payment to be by instalments. Subject to receiving at least 14 Clear Days’ notice specifying when and where payment is to be made, each Member shall pay to the Company the amount called on his Shares as required by the notice.

6.2	Before receipt by the Company of any sum due under a call, that call may be revoked in whole or in part and payment of a call may be postponed in whole or in part. Where a call is to be paid in instalments, the Company may revoke the call in respect of all or any remaining instalments in whole or in part and may postpone payment of all or any of the remaining instalments in whole or in part.

6.3	A Member on whom a call is made shall remain liable for that call notwithstanding the subsequent transfer of the Shares in respect of which the call was made. A person shall not be liable for calls made after such person is no longer registered as Member in respect of those Shares.

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Time when call made

6.4	A call shall be deemed to have been made at the time when the resolution of the directors authorising the call was passed.

Liability of joint holders

6.5	Members registered as the joint holders of a Share shall be jointly and severally liable to pay all calls in respect of the Share.

Interest on unpaid calls

6.6	If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid:

(a)	at the rate fixed by the terms of allotment of the Share or in the notice of the call; or

(b)	if no rate is fixed, at the Default Rate.

The directors may waive payment of the interest wholly or in part.

Deemed calls

6.7	Any amount payable in respect of a Share, whether on allotment or on a fixed date or otherwise, shall be deemed to be payable as a call. If the amount is not paid when due the provisions of these Articles shall apply as if the amount had become due and payable by virtue of a call.

Power to accept early payment

6.8	The Company may accept from a Member the whole or a part of the amount remaining unpaid on Shares held by him although no part of that amount has been called up.

Power to make different arrangements at time of issue of Shares

6.9	Subject to the terms of allotment, the directors may make arrangements on the issue of Shares to distinguish between Members in the amounts and times of payment of calls on their Shares.

Notice of default

6.10	If a call remains unpaid after it has become due and payable the directors may give to the person from whom it is due not less than 14 Clear Days’ notice requiring payment of:

(a)	the amount unpaid;

(b)	any interest which may have accrued;

(c)	any expenses which have been incurred by the Company due to that person’s default.

6.11	The notice shall state the following:

(a)	the place where payment is to be made; and

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(b)	a warning that if the notice is not complied with the Shares in respect of which the call is made will be liable to be forfeited.

Forfeiture or surrender of Shares

6.12	If the notice under the preceding Article is not complied with, the directors may, before the payment required by the notice has been received, resolve that any Share the subject of that notice be forfeited. The forfeiture shall include all dividends or other moneys payable in respect of the forfeited Share and not paid before the forfeiture. Despite the foregoing, the directors may determine that any Share the subject of that notice be accepted by the Company as surrendered by the Member holding that Share in lieu of forfeiture.

6.13	The directors may accept the surrender for no consideration of any Fully Paid Share.

Disposal of forfeited or surrendered Share and power to cancel forfeiture or surrender

6.14	A forfeited or surrendered Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the directors determine either to the former Member who held that Share or to any other person. The forfeiture or surrender may be cancelled on such terms as the directors think fit at any time before a sale, re-allotment or other disposition. Where, for the purposes of its disposal, a forfeited or surrendered Share is to be transferred to any person, the directors may authorise some person to execute an instrument of transfer of the Share to the transferee.

Effect of forfeiture or surrender on former Member

6.15	On forfeiture or surrender:

(a)	the name of the Member concerned shall be removed from the Register of Members as the holder of those Shares and that person shall cease to be a Member in respect of those Shares; and

(b)	that person shall surrender to the Company for cancellation the certificate (if any) for the forfeited or surrendered Shares.

6.16	Despite the forfeiture or surrender of his Shares, that person shall remain liable to the Company for all moneys which at the date of forfeiture or surrender were presently payable by him to the Company in respect of those Shares together with:

(a)	all expenses; and

(b)	interest from the date of forfeiture or surrender until payment:

(i)	at the rate of which interest was payable on those moneys before forfeiture; or

(ii)	if no interest was so payable, at the Default Rate.

The directors, however, may waive payment wholly or in part.

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Evidence of forfeiture or surrender

6.17	A declaration, whether statutory or under oath, made by a director or the Secretary shall be conclusive evidence of the following matters stated in it as against all persons claiming to be entitled to forfeited Shares:

(a)	that the person making the declaration is a director or Secretary of the Company, and

(b)	that the particular Shares have been forfeited or surrendered on a particular date.

Subject to the execution of an instrument of transfer, if necessary, the declaration shall constitute good title to the Shares.

Sale of forfeited or surrendered Shares

6.18	Any person to whom the forfeited or surrendered Shares are disposed of shall not be bound to see to the application of the consideration, if any, of those Shares nor shall his title to the Shares be affected by any irregularity in, or invalidity of the proceedings in respect of, the forfeiture, surrender or disposal of those Shares.

7	Transfer of Shares

Form of transfer

7.1	Subject to the following Articles about the transfer of Shares, and provided that such transfer complies with applicable rules of the SEC, the Designated Stock Exchange and federal and state securities laws of the United States, a Member may freely transfer Shares to another person by completing an instrument of transfer in a common form or in a form prescribed by the Designated Stock Exchange (if such Shares are listed on the Designated Stock Exchange) or in any other form approved by the directors, executed:

(a)	where the Shares are Fully Paid, by or on behalf of that Member; and

(b)	where the Shares are partly paid, by or on behalf of that Member and the transferee.

7.2	The transferor shall be deemed to remain the holder of a Share until the name of the transferee is entered into the Register of Members.

Power to refuse registration for shares not listed on a Designated Stock Exchange

7.3	Where the Shares of any class in question are not listed on or subject to the rules of any Designated Stock Exchange, the Directors may in their absolute discretion decline to register any transfer of such Shares which are not Fully Paid Up or on which the Company has a lien. The Directors may also, but are not required to, decline to register any transfer of any such Share unless:

(a)	the instrument of transfer is lodged with the Company, accompanied by the certificate (if any) for the Shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(b)	the instrument of transfer is in respect of only one class of Shares;

(c)	the instrument of transfer is properly stamped, if required;

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(d)	in the case of a transfer to joint holders, the number of joint holders to whom the Share is to be transferred does not exceed four;

(e)	the Shares transferred are Fully Paid Up and free of any lien in favour of the Company; and

(f)	any applicable fee of such maximum sum as the Designated Stock Exchanges may determine to be payable, or such lesser sum as the Board may from time to time require, related to the transfer is paid to the Company.

Suspension of transfers

7.4	The registration of transfers may, on 14 Clear Days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register of Members closed at such times and for such periods as the Directors may, in their absolute discretion, from time to time determine, provided always that such registration of transfer shall not be suspended nor the register of Members closed for more than 30 Clear Days in any year.

Company may retain instrument of transfer

7.5	All instruments of transfer that are registered shall be retained by the Company .

Notice of refusal to register

7.6	If the Directors refuse to register a transfer of any Shares of any class not listed on a Designated Stock Exchange, they shall within one month after the date on which the instrument of transfer was lodged with the Company send to each of the transferor and the transferee notice of the refusal.

8	Transmission of Shares

Persons entitled on death of a Member

8.1	If a Member dies, the only persons recognised by the Company as having any title to the deceased Members’ interest are the following:

(a)	where the deceased Member was a joint holder, the survivor or survivors; and

(b)	where the deceased Member was a sole holder, that Member’s personal representative or representatives.

8.2	Nothing in these Articles shall release the deceased Member’s estate from any liability in respect of any Share, whether the deceased was a sole holder or a joint holder.

Registration of transfer of a Share following death or bankruptcy

8.3	A person becoming entitled to a Share in consequence of the death or bankruptcy of a Member may elect to do either of the following:

(a)	to become the holder of the Share; or

(b)	to transfer the Share to another person.

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8.4	That person must produce such evidence of his entitlement as the directors may properly require.

8.5	If the person elects to become the holder of the Share, he must give notice to the Company to that effect. For the purposes of these Articles, that notice shall be treated as though it were an executed instrument of transfer.

8.6	If the person elects to transfer the Share to another person then:

(a)	if the Share is Fully Paid, the transferor must execute an instrument of transfer; and

(b)	if the Share is partly paid, the transferor and the transferee must execute an instrument of transfer.

8.7	All the Articles relating to the transfer of Shares shall apply to the notice or, as appropriate, the instrument of transfer.

Indemnity

8.8	A person registered as a Member by reason of the death or bankruptcy of another Member shall indemnify the Company and the directors against any loss or damage suffered by the Company or the directors as a result of that registration.

Rights of person entitled to a Share following death or bankruptcy

8.9	A person becoming entitled to a Share by reason of the death or bankruptcy of a Member shall have the rights to which he would be entitled if he were registered as the holder of the Share. However, until he is registered as Member in respect of the Share, he shall not be entitled to attend or vote at any meeting of the Company or at any separate meeting of the holders of that class of Shares in the Company.

9	Alteration of capital

Increasing, consolidating, converting, dividing and cancelling share capital

9.1	To the fullest extent permitted by the Act, the Company may by Ordinary Resolution do any of the following and amend its Memorandum for that purpose:

(a)	increase its share capital by new Shares of the amount fixed by that Ordinary Resolution and with the attached rights, priorities and privileges set out in that Ordinary Resolution;

(b)	consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares;

(c)	convert all or any of its Paid Up Shares into stock, and reconvert that stock into Paid Up Shares of any denomination;

(d)	sub-divide its Shares or any of them into Shares of an amount smaller than that fixed by the Memorandum, so, however, that in the sub-division, the proportion between the amount paid and the amount, if any, unpaid on each reduced Share shall be the same as it was in case of the Share from which the reduced Share is derived; and

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(e)	cancel Shares which, at the date of the passing of that Ordinary Resolution, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the Shares so cancelled or, in the case of Shares without nominal par value, diminish the number of Shares into which its capital is divided.

Dealing with fractions resulting from consolidation of Shares

9.2	Whenever, as a result of a consolidation of Shares, any Members would become entitled to fractions of a Share the directors may on behalf of those Members deal with the fractions as it thinks fit, including (but without limitation):

(a)	either round up or down the fraction to the nearest whole number, such rounding to be determined by the Directors acting in their sole discretion;

(b)	sell the Shares representing the fractions for the best price reasonably obtainable to any person (including, subject to the provisions of the Act, the Company); and

(c)	distribute the net proceeds in due proportion among those Members.

For that purpose, the directors may authorise some person to execute an instrument of transfer of the Shares to, or in accordance with the directions of, the purchaser. The transferee shall not be bound to see to the application of the purchase money nor shall the transferee’s title to the Shares be affected by any irregularity in, or invalidity of, the proceedings in respect of the sale.

Reducing share capital

9.3	Subject to the Act and to any rights for the time being conferred on the Members holding a particular class of Shares, the Company may, by Special Resolution, reduce its share capital in any way.

10	Conversion, redemption and purchase of own Shares

Power to issue redeemable Shares and to purchase own Shares

10.1	Subject to the Act and to any rights for the time being conferred on the Members holding a particular class of Shares, and, where applicable, the rules of the Designated Stock Exchange and/or any competent regulatory authority, the Company may by its directors:

(a)	issue Shares that are to be redeemed or liable to be redeemed, at the option of the Company or the Member holding those redeemable Shares, on the terms and in the manner its directors determine before the issue of those Shares;

(b)	with the consent by Special Resolution of the Members holding Shares of a particular class, vary the rights attaching to that class of Shares so as to provide that those Shares are to be redeemed or are liable to be redeemed at the option of the Company on the terms and in the manner which the directors determine at the time of such variation; and

(c)	purchase all or any of its own Shares of any class including any redeemable Shares on the terms and in the manner which the directors determine at the time of such purchase.

The Company may make a payment in respect of the redemption or purchase of its own Shares in any manner authorised by the Act, including out of any combination of the following: capital, its profits and the proceeds of a fresh issue of Shares.

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Power to pay for redemption or purchase in cash or in specie

10.2	When making a payment in respect of the redemption or purchase of Shares, the directors may make the payment in cash or in specie (or partly in one and partly in the other) if so authorised by the terms of the allotment of those Shares, or by the terms applying to those Shares in accordance with Article 10.1, or otherwise by agreement with the Member holding those Shares.

Effect of redemption or purchase of a Share

10.3	Upon the date of redemption or purchase of a Share:

(a)	the Member holding that Share shall cease to be entitled to any rights in respect of the Share other than the right to receive:

(i)	the price for the Share; and

(ii)	any dividend declared in respect of the Share prior to the date of redemption or purchase;

(b)	the Member’s name shall be removed from the Register of Members with respect to the Share; and

(c)	the Share shall be cancelled or held as a Treasury Shares, as the directors may determine.

For the purpose of this Article, the date of redemption or purchase is the date when the redemption or purchase falls due.

10.4	For the avoidance of doubt, redemptions and repurchases of Shares in the circumstances described in Articles 10.3(a), 10.3(b) and 10.3(c) above shall not require further approval of the Members.

Conversion rights

10.5	Each Class B Ordinary Share shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such Share, at the office of the Company or any transfer agent for such Shares, into one fully paid and non-assessable Class A Ordinary Share.

10.6	Any number of Class B Ordinary Shares held by a holder thereof will be automatically and immediately converted into an equal number of Class A Ordinary Shares upon the occurrence of any of the following:

(a)	Any direct or indirect sale, transfer, assignment, or disposition of such number of Class B Ordinary Shares by the holder thereof or the direct or indirect transfer or assignment of the voting power attached to such number of Class B Ordinary Shares through voting proxy or otherwise to any person that is not an Permitted Transferee of such holder;

for the avoidance of doubt, the creation of any pledge, charge, encumbrance, or other third party right of whatever description on any of Class B Ordinary Shares to secure contractual or legal obligations shall not be deemed as a sale, transfer, assignment, or disposition under this Article 10.6 unless and until any such pledge, charge, encumbrance, or other third party right is enforced and results in a third party that is not an Permitted Transferee of such holder holding directly or indirectly legal or beneficial ownership or voting power through voting proxy or otherwise to the related Class A Ordinary Shares, in which case all the related Class B Ordinary Shares shall be automatically converted into the same number of Class A Ordinary Shares;

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(b)	The direct or indirect sale, transfer, assignment, or disposition of a majority of the issued and outstanding voting securities of, or the direct or indirect transfer or assignment of the voting power attached to such voting securities through voting proxy or otherwise, or the direct or indirect sale, transfer, assignment, or disposition of all or substantially all of the assets of, a holder of Class B Ordinary Shares that is an entity to any person that is not a Permitted Transferee of the such holder;

for the avoidance of doubt, the creation of any pledge, charge, encumbrance, or other third party right of whatever description on the issued and outstanding voting securities or the assets of a holder of Class B Ordinary Shares to secure contractual or legal obligations shall not be deemed as a sale, transfer, assignment, or disposition under this Article 10.6 unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in a third party that is not an Permitted Transferee of such holder holding directly or indirectly legal or beneficial ownership or voting power through voting proxy or otherwise to the related issued and outstanding voting securities or the assets.

10.7	The directors shall at all times reserve and keep available out of the Company’s authorised but unissued Class A Ordinary Shares, solely for the purpose of effecting the conversion of the Class B Ordinary Shares, such number of its Class A Ordinary Shares as shall from time to time be sufficient to effect the conversion of all outstanding Class B Ordinary Shares; and if at any time the number of authorised but unissued Class A Ordinary Shares shall not be sufficient to effect the conversion of all then outstanding Class B Ordinary Shares, in addition to such other remedies as shall be available to the holders of such Class B Ordinary Shares, the directors will take such action as may be necessary to increase its authorised but unissued Class A Ordinary Shares to such number of Shares as shall be sufficient for such purposes.

Share conversions

10.8	All conversions of Class B Ordinary Shares to Class A Ordinary Shares shall be effected by way of redemption or repurchase by the Company of the relevant Class B Ordinary Shares and the simultaneous issue of Class A Ordinary Shares in consideration for such redemption or repurchase. The Members and the Company will procure that any and all necessary corporate actions are taken to effect such conversion.

11	Meetings of Members

Power to call meetings

11.1	The Company may, but shall not (unless required by the Act or the rules and regulations of the Designated Stock Exchange) be obliged to, in each year hold a general meeting as an annual general meeting, which, if held, shall be convened by the directors, in accordance with these Articles.

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11.2	The agenda of the annual general meeting shall be set by the directors and shall include the presentation of the Company’s annual accounts and the report of the directors (if any).

11.3	Annual general meetings shall be held in New York, USA or in such other places as the directors may determine.

11.4	All general meetings other than annual general meetings shall be called extraordinary general meetings and the Company shall specify the meeting as such in the notices calling it.

11.5	The directors may call a general meeting at any time.

11.6	If there are insufficient directors to constitute a quorum and the remaining directors are unable to agree on the appointment of additional directors, the directors must call a general meeting for the purpose of appointing additional directors.

11.7	The directors must also call a general meeting if requisitioned in the manner set out in the next two Articles.

11.8	The requisition must be in writing and given by one or more Members who together hold at least 10% of the rights to vote at such general meeting.

11.9	The requisition must also:

(a)	specify the purpose of the meeting.

(b)	be signed by or on behalf of each requisitioner (and for this purpose each joint holder shall be obliged to sign). The requisition may consist of several documents in like form signed by one or more of the requisitioners.

(c)	be delivered in accordance with the notice provisions of these Articles.

11.10	Should the directors fail to call a general meeting within 30 Clear Days from the date of receipt of a requisition, the requisitioners or any of them may call a general meeting within three months after the end of that period.

11.11	Without limitation to the foregoing, if there are insufficient directors to constitute a quorum and the remaining directors are unable to agree on the appointment of additional directors, any one or more Members who together hold at least 10% of the rights to vote at a general meeting may call a general meeting for the purpose of considering the business specified in the notice of meeting which shall include as an item of business the appointment of additional directors.

Content of notice

11.12	Notice of a general meeting shall specify each of the following:

(a)	the place, the date and the hour of the meeting;

(b)	if the meeting is to be held in two or more places, the technology that will be used to facilitate the meeting;

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(c)	subject to paragraph (d) and the requirements of (to the extent applicable) the Designated Stock Exchange Rules, the general nature of the business to be transacted; and

(d)	if a resolution is proposed as a Special Resolution, the text of that resolution.

11.13	In each notice there shall appear with reasonable prominence the following statements:

(a)	that a Member who is entitled to attend and vote is entitled to appoint one or more proxies to attend and vote instead of that Member; and

(b)	that a proxyholder need not be a Member.

Period of notice

11.14	At least five Clear Days’ notice of a general meeting must be given to Members, provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of the Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)	in the case of an annual general meeting, by all of the Members entitled to attend and vote thereat; and

(b)	in the case of an extraordinary general meeting, by a majority in number of the Members having a right to attend and vote at the meeting, together holding not less than 90% in par value of the Shares giving that right.

Persons entitled to receive notice

11.15	Subject to the provisions of these Articles and to any restrictions imposed on any Shares, the notice shall be given to the following people:

(a)	the Members;

(b)	persons entitled to a Share in consequence of the death or bankruptcy of a Member; and

(c)	the directors.

Publication of notice on a website

11.16	Subject to the Act or the rules of the Designated Stock Exchange, a notice of a general meeting may be published on a website providing the recipient is given separate notice of:

(a)	the publication of the notice on the website;

(b)	the place on the website where the notice may be accessed;

(c)	how it may be accessed; and

(d)	the place, date and time of the general meeting.

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11.17	If a Member notifies the Company that he is unable for any reason to access the website, the Company must as soon as practicable give notice of the meeting to that Member by any other means permitted by these Articles. This will not affect when that Member is deemed to have received notice of the meeting.

Time a website notice is deemed to be given

11.18	A website notice is deemed to be given when the Member is given notice of its publication.

Required duration of publication on a website

11.19	Where the notice of meeting is published on a website, it shall continue to be published in the same place on that website from the date of the notification until at least the conclusion of the meeting to which the notice relates.

Accidental omission to give notice or non-receipt of notice

11.20	Proceedings at a meeting shall not be invalidated by the following:

(a)	an accidental failure to give notice of the meeting to any person entitled to notice; or

(b)	non-receipt of notice of the meeting by any person entitled to notice.

11.21	In addition, where a notice of meeting is published on a website, proceedings at the meeting shall not be invalidated merely because it is accidentally published:

(a)	in a different place on the website; or

(b)	for part only of the period from the date of the notification until the conclusion of the meeting to which the notice relates.

12	Proceedings at meetings of Members

Quorum

12.1	Save as provided in the following Article, no business shall be transacted at any meeting unless a quorum is present in person or by proxy. One or more Members who together hold not less than one third of the Shares entitled to vote at such meeting being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorised representative or proxy shall be a quorum.

Lack of quorum

12.2	If a quorum is not present within 15 minutes of the time appointed for the meeting, or if at any time during the meeting it becomes inquorate, then the following provisions apply:

(a)	If the meeting was requisitioned by Members, it shall be cancelled.

(b)	In any other case, the meeting shall stand adjourned to the same time and place seven days hence, or to such other time or place as is determined by the directors. If a quorum is not present within 15 minutes of the time appointed for the adjourned meeting, then the meeting shall be dissolved.

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Use of technology

12.3	A person may participate in a general meeting through the medium of conference telephone, video or any other form of communications equipment providing all persons participating in the meeting are able to hear and speak to each other throughout the meeting. A person participating in this way is deemed to be present in person at the meeting.

Chairman

12.4	The chairman of a general meeting shall be the chairman of the board or such other director as the directors have nominated to chair board meetings in the absence of the chairman of the board. Absent any such person being present within 15 minutes of the time appointed for the meeting, the directors present shall elect one of their number to chair the meeting.

12.5	If no director is present within 15 minutes of the time appointed for the meeting, or if no director is willing to act as chairman, the Members present in person or by proxy and entitled to vote shall choose one of their number to chair the meeting.

Right of a director to attend and speak

12.6	Even if a director is not a Member, he shall be entitled to attend and speak at any general meeting and at any separate meeting of Members holding a particular class of Shares in the Company.

Adjournment

12.7	The chairman may at any time adjourn a meeting with the consent of the Members constituting a quorum. The chairman must adjourn the meeting if so directed by the meeting. No business, however, can be transacted at an adjourned meeting other than business which might properly have been transacted at the original meeting.

12.8	Should a meeting be adjourned for more than twenty Clear Days, whether because of a lack of quorum or otherwise, Members shall be given at least five Clear Days’ notice of the date, time and place of the adjourned meeting and the general nature of the business to be transacted. Otherwise it shall not be necessary to give any notice of the adjournment.

Method of voting

12.9	A resolution put to the vote of the meeting shall be decided on a poll.

Taking of a poll

12.10	A poll demanded on the question of adjournment shall be taken immediately.

12.11	A poll demanded on any other question shall be taken either immediately or at an adjourned meeting at such time and place as the chairman directs, not being more than 30 Clear Days after the poll was demanded.

12.12	The demand for a poll shall not prevent the meeting continuing to transact any business other than the question on which the poll was demanded.

12.13	A poll shall be taken in such manner as the chairman directs. He may appoint scrutineers (who need not be Members) and fix a place and time for declaring the result of the poll. If, through the aid of technology, the meeting is held in more than place, the chairman may appoint scrutineers in more than place; but if he considers that the poll cannot be effectively monitored at that meeting, the chairman shall adjourn the holding of the poll to a date, place and time when that can occur.

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Chairman’s casting vote

12.14	If the votes on a resolution are equal, the chairman may if he wishes exercise a casting vote.

Amendments to resolutions

12.15	An Ordinary Resolution to be proposed at a general meeting may be amended by Ordinary Resolution if:

(a)	not less than 48 hours before the meeting is to take place (or such later time as the chairman of the meeting may determine), notice of the proposed amendment is given to the Company in writing by a Member entitled to vote at that meeting; and

(b)	the proposed amendment does not, in the reasonable opinion of the chairman of the meeting, materially alter the scope of the resolution.

12.16	A Special Resolution to be proposed at a general meeting may be amended by Ordinary Resolution, if:

(a)	the chairman of the meeting proposes the amendment at the general meeting at which the resolution is to be proposed, and

(b)	the amendment does not go beyond what the chairman considers is necessary to correct a grammatical or other non-substantive error in the resolution.

12.17	If the chairman of the meeting, acting in good faith, wrongly decides that an amendment to a resolution is out of order, the chairman’s error does not invalidate the vote on that resolution.

Written resolutions

12.18	Members may pass a resolution in writing without holding a meeting if the following conditions are met:

(a)	all Members entitled so to vote are given notice of the resolution as if the same were being proposed at a meeting of Members;

(b)	all Members entitled so to vote :

(i)	sign a document; or

(ii)	sign several documents in the like form each signed by one or more of those Members; and

(c)	the signed document or documents is or are delivered to the Company, including, if the Company so nominates, by delivery of an Electronic Record by Electronic means to the address specified for that purpose.

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Such written resolution shall be as effective as if it had been passed at a meeting of the Members entitled to vote duly convened and held.

12.19	If a written resolution is described as a Special Resolution or as an Ordinary Resolution, it has effect accordingly.

12.20	The directors may determine the manner in which written resolutions shall be put to Members. In particular, they may provide, in the form of any written resolution, for each Member to indicate, out of the number of votes the Member would have been entitled to cast at a meeting to consider the resolution, how many votes he wishes to cast in favour of the resolution and how many against the resolution or to be treated as abstentions. The result of any such written resolution shall be determined on the same basis as on a poll.

Sole-member company

12.21	If the Company has only one Member, and the Member records in writing his decision on a question, that record shall constitute both the passing of a resolution and the minute of it.

13	Voting rights of Members

Right to vote

13.1	Unless their Shares carry no right to vote, or unless a call or other amount presently payable has not been paid, all Members are entitled to vote at a general meeting, and all Members holding Shares of a particular class of Shares are entitled to vote at a meeting of the holders of that class of Shares.

Voting rights

13.2	The holder of an Ordinary Share shall (in respect of such Ordinary Share) have the right to receive notice of, attend at and vote as a Member at any general meeting of the Company.

13.3	Each holder of Class A Ordinary Shares shall, whether on a poll or on a show of hands, be entitled to exercise one (1) vote for each Class A Ordinary Share he or she or it holds on any and all matters, whereas each holder of Class B Ordinary Shares shall, whether on a poll or on a show of hands, be entitled to exercise fifty (50) votes for each Class B Ordinary Share he or she or it holds on any and all matters.

13.4	Members may vote in person or by proxy.

13.5	A fraction of a Share shall entitle its holder to an equivalent fraction of one vote.

13.6	No Member is bound to vote on his Shares or any of them; nor is he bound to vote each of his Shares in the same way.

Rights of joint holders

13.7	If Shares are held jointly, only one of the joint holders may vote. If more than one of the joint holders tenders a vote, the vote of the holder whose name in respect of those Shares appears first in the Register of Members shall be accepted to the exclusion of the votes of the other joint holder.

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Representation of corporate Members

13.8	Save where otherwise provided, a corporate Member must act by a duly authorised representative.

13.9	A corporate Member wishing to act by a duly authorised representative must identify that person to the Company by notice in writing.

13.10	The authorisation may be for any period of time, and must be delivered to the Company not less than two hours before the commencement of the meeting at which it is first used.

13.11	The directors of the Company may require the production of any evidence which they consider necessary to determine the validity of the notice.

13.12	Where a duly authorised representative is present at a meeting that Member is deemed to be present in person; and the acts of the duly authorised representative are personal acts of that Member.

13.13	A corporate Member may revoke the appointment of a duly authorised representative at any time by notice to the Company; but such revocation will not affect the validity of any acts carried out by the duly authorised representative before the directors of the Company had actual notice of the revocation.

13.14	If a clearing house (or its nominee(s)), being a corporation, is a Member, it may authorise such persons as it sees fit to act as its representative at any meeting of the Company or at any meeting of any class of Members provided that the authorisation shall specify the number and class of Shares in respect of which each such representative is so authorised. Each person so authorised under the provisions of this Article shall be deemed to have been duly authorised without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the clearing house (or its nominee(s)) as if such person was the registered holder of such Shares held by the clearing house (or its nominee(s)).

Member with mental disorder

13.15	A Member in respect of whom an order has been made by any court having jurisdiction (whether in the Cayman Islands or elsewhere) in matters concerning mental disorder may vote, by that Member’s receiver, curator bonis or other person authorised in that behalf appointed by that court.

13.16	For the purpose of the preceding Article, evidence to the satisfaction of the directors of the authority of the person claiming to exercise the right to vote must be received not less than 24 hours before holding the relevant meeting or the adjourned meeting in any manner specified for the delivery of forms of appointment of a proxy, whether in writing or by Electronic means. In default, the right to vote shall not be exercisable.

Objections to admissibility of votes

13.17	An objection to the validity of a person’s vote may only be raised at the meeting or at the adjourned meeting at which the vote is sought to be tendered. Any objection duly made shall be referred to the chairman whose decision shall be final and conclusive.

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Form of proxy

13.18	An instrument appointing a proxy shall be in any common form or in any other form approved by the directors.

13.19	The instrument must be in writing and signed in one of the following ways:

(a)	by the Member; or

(b)	by the Member’s authorised attorney; or

(c)	if the Member is a corporation or other body corporate, under seal or signed by an authorised officer, secretary or attorney.

If the directors so resolve, the Company may accept an Electronic Record of that instrument delivered in the manner specified below and otherwise satisfying the Articles about authentication of Electronic Records.

13.20	The directors may require the production of any evidence which they consider necessary to determine the validity of any appointment of a proxy.

13.21	A Member may revoke the appointment of a proxy at any time by notice to the Company duly signed in accordance with the Article above about signing proxies; but such revocation will not affect the validity of any acts carried out by the proxy before the directors of the Company had actual notice of the revocation.

How and when proxy is to be delivered

13.22	Subject to the following Articles, the form of appointment of a proxy and any authority under which it is signed (or a copy of the authority certified notarially or in any other way approved by the directors) must be delivered so that it is received by the Company not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the form of appointment of proxy proposes to vote. They must be delivered in either of the following ways:

(a)	In the case of an instrument in writing, it must be left at or sent by post:

(i)	to the registered office of the Company; or

(ii)	to such other place specified in the notice convening the meeting or in any form of appointment of proxy sent out by the Company in relation to the meeting.

(b)	If, pursuant to the notice provisions, a notice may be given to the Company in an Electronic Record, an Electronic Record of an appointment of a proxy must be sent to the address specified pursuant to those provisions unless another address for that purpose is specified:

(i)	in the notice convening the meeting; or

(ii)	in any form of appointment of a proxy sent out by the Company in relation to the meeting; or

(iii)	in any invitation to appoint a proxy issued by the Company in relation to the meeting.

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13.23	Where a poll is taken:

(a)	if it is taken more than seven Clear Days after it is demanded, the form of appointment of a proxy and any accompanying authority (or an Electronic Record of the same) must be delivered as required under the preceding Article not less than 24 hours before the time appointed for the taking of the poll;

(b)	but if it to be taken within seven Clear Days after it was demanded, the form of appointment of a proxy and any accompanying authority (or an Electronic Record of the same) must be e delivered as required under the preceding Article not less than two hours before the time appointed for the taking of the poll.

13.24	If the form of appointment of proxy is not delivered on time, it is invalid.

Voting by proxy

13.25	A proxy shall have the same voting rights at a meeting or adjourned meeting as the Member would have had except to the extent that the instrument appointing him limits those rights. Notwithstanding the appointment of a proxy, a Member may attend and vote at a meeting or adjourned meeting. If a Member votes on any resolution a vote by his proxy on the same resolution, unless in respect of different Shares, shall be invalid.

14	Number and class of directors

14.1	There shall be a Board consisting of seven (7) persons, provided, however that the Company may by Ordinary Resolution increase or reduce the limits in the number of directors. Unless fixed by Ordinary Resolution, the maximum number of directors shall be unlimited.

14.2	The directors shall be divided into two classes: Class I and Class II. Upon the adoption of these Articles, the existing directors shall by resolution classify themselves as Class I or Class II directors.

14.3	There shall be one (1) Class I director who shall be an Independent Director and shall stand appointed for a term expiring at the Company’s first annual general meeting following the effectiveness of these Articles unless such Class I director is removed or resigns in accordance with these Articles. The remaining six (6) directors shall be Class II directors of which at least two (2) shall be Independent Directors. The Class II directors shall stand appointed for a term expiring at the Company’s second annual general meeting following the effectiveness of these Articles unless such Class II directors are removed or resign in accordance with these Articles.

14.4	Commencing at the Company’s first annual general meeting following the effectiveness of these Articles, and at each annual general meeting thereafter, directors appointed to replace those directors whose terms expire shall be appointed for a term of office to expire at the second succeeding annual general meeting after their appointment. If no replacement directors are appointed, the existing directors shall be automatically re-appointed for a further term of office to expire at the third succeeding annual general meeting after their re-appointment.

14.5	No decrease in the number of directors constituting the board of directors shall shorten the term of any incumbent director.

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15	Appointment, disqualification and removal of directors

No age limit

15.1	There is no age limit for directors save that they must be aged at least 18 years.

Corporate directors

15.2	Unless prohibited by law, a body corporate may be a director. If a body corporate is a director, the Articles about representation of corporate Members at general meetings apply, mutatis mutandis, to the Articles about directors’ meetings.

No shareholding qualification

15.3	Unless a shareholding qualification for directors is fixed by Ordinary Resolution, no director shall be required to own Shares as a condition of his appointment.

Appointment and removal of directors

15.4	The Company may by Ordinary Resolution appoint any person to be a director or may by Ordinary Resolution remove any director.

15.5	Without prejudice to the Company’s power to appoint a person to be a director pursuant to these Articles, the directors shall have power at any time to appoint any person who is willing to act as a director, either to fill a vacancy or as an additional director. A director elected to fill a vacancy resulting from the death, resignation or removal of a director shall serve for the remainder of the full term of the director whose death, resignation or removal shall have created such vacancy and until his successor shall have been elected and qualified. The directors shall have power at any time to remove any director.

15.6	Notwithstanding the other provisions of these Articles, in any case where, as a result of death, the Company has no directors and no shareholders, the personal representatives of the last shareholder to have died have the power, by notice in writing to the Company, to appoint a person to be a director. For the purpose of this Article:

(a)	where two or more shareholders die in circumstances rendering it uncertain who was the last to die, a younger shareholder is deemed to have survived an older shareholder;

(b)	if the last shareholder died leaving a will which disposes of that shareholder’s shares in the Company (whether by way of specific gift, as part of the residuary estate, or otherwise):

(i)	the expression personal representatives of the last shareholder means:

(A)	until a grant of probate in respect of that will has been obtained from the Grand Court of the Cayman Islands, all of the executors named in that will who are living at the time the power of appointment under this Article is exercised; and

(B)	after such grant of probate has been obtained, only such of those executors who have proved that will;

(ii)	without derogating from section 3(1) of the Succession Act (Revised), the executors named in that will may exercise the power of appointment under this Article without first obtaining a grant of probate.

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15.7	A remaining director may appoint a director even though there is not a quorum of directors.

15.8	No appointment can cause the number of directors to exceed the maximum; and any such appointment shall be invalid.

15.9	For so long as Shares are listed on a Designated Stock Exchange, the directors shall include at least such number of Independent Directors as Applicable Law or the rules and regulations of the Designated Stock Exchange require, subject to applicable phase-in rules of the Designated Stock Exchange.

Resignation of directors

15.10	A director may at any time resign office by giving to the Company notice in writing or, if permitted pursuant to the notice provisions, in an Electronic Record delivered in either case in accordance with those provisions.

15.11	Unless the notice specifies a different date, the director shall be deemed to have resigned on the date that the notice is delivered to the Company.

Termination of the office of director

15.12	A Director may retire from office as a Director by giving notice in writing to that effect to the Company at the registered office, which notice shall be effective upon such date as may be specified in the notice, failing which upon delivery to the registered office.

15.13	Without prejudice to the provisions in these Articles for retirement (by rotation or otherwise), a director’s office shall be terminated forthwith if:

(a)	he is prohibited by the law of the Cayman Islands from acting as a director; or

(b)	he is made bankrupt or makes an arrangement or composition with his creditors generally; or

(c)	he resigns his office by notice to the Company; or

(d)	he only held office as a Director for a fixed term and such term expires; or

(e)	in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director; or

(f)	he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise;

(g)	without the consent of the other directors, he is absent from meetings of directors for a continuous period of six months; or

(h)	all of the other directors (being not less than two in number) determine that he should be removed as a director, either by a resolution passed by all of the other directors at a meeting of the directors duly convened and held in accordance with the Articles or by a resolution in writing signed by all of the other directors.

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16	Alternate directors

Appointment and removal

16.1	Any director may appoint any other person, including another director, to act in his place as an alternate director. No appointment shall take effect until the director has given notice of the appointment to the other directors. Such notice must be given to each other director by either of the following methods:

(a)	by notice in writing in accordance with the notice provisions;

(b)	if the other director has an email address, by emailing to that address a scanned copy of the notice as a PDF attachment (the PDF version being deemed to be the notice unless Article 31.7 applies), in which event notice shall be taken to be given on the date of receipt by the recipient in readable form. For the avoidance of doubt, the same email may be sent to the email address of more than one director (and to the email address of the Company pursuant to Article 16.4(c)).

16.2	Without limitation to the preceding Article, a director may appoint an alternate for a particular meeting by sending an email to his fellow directors informing them that they are to take such email as notice of such appointment for such meeting. Such appointment shall be effective without the need for a signed notice of appointment or the giving of notice to the Company in accordance with Article 16.4.

16.3	A director may revoke his appointment of an alternate at any time. No revocation shall take effect until the director has given notice of the revocation to the other directors. Such notice must be given by either of the methods specified in Article 16.1.

16.4	A notice of appointment or removal of an alternate director must also be given to the Company by any of the following methods:

(a)	by notice in writing in accordance with the notice provisions;

(b)	if the Company has a facsimile address for the time being, by sending by facsimile transmission to that facsimile address a facsimile copy or, otherwise, by sending by facsimile transmission to the facsimile address of the Company’s registered office a facsimile copy (in either case, the facsimile copy being deemed to be the notice unless Article 31.7 applies), in which event notice shall be taken to be given on the date of an error-free transmission report from the sender’s fax machine;

(c)	if the Company has an email address for the time being, by emailing to that email address a scanned copy of the notice as a PDF attachment or, otherwise, by emailing to the email address provided by the Company’s registered office a scanned copy of the notice as a PDF attachment (in either case, the PDF version being deemed to be the notice unless Article 31.7 applies), in which event notice shall be taken to be given on the date of receipt by the Company or the Company’s registered office (as appropriate) in readable form; or

(d)	if permitted pursuant to the notice provisions, in some other form of approved Electronic Record delivered in accordance with those provisions in writing.

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16.5	All notices of meetings of directors shall continue to be given to the appointing director and not to the alternate.

Rights of alternate director

16.6	An alternate director shall be entitled to attend and vote at any board meeting or meeting of a committee of the directors at which the appointing director is not personally present, and generally to perform all the functions of the appointing director in his absence.

16.7	For the avoidance of doubt:

(a)	if another director has been appointed an alternate director for one or more directors, he shall be entitled to a separate vote in his own right as a director and in right of each other director for whom he has been appointed an alternate; and

(b)	if a person other than a director has been appointed an alternate director for more than one director, he shall be entitled to a separate vote in right of each director for whom he has been appointed an alternate.

16.8	An alternate director, however, is not entitled to receive any remuneration from the Company for services rendered as an alternate director.

Appointment ceases when the appointor ceases to be a director

16.9	An alternate director shall cease to be an alternate director if:

(a)	the director who appointed him ceases to be a director; or

(b)	the Director who appointed him revokes his appointment by notice delivered to the Board or to the registered office of the Company or in any other manner approved by the Board; or

(c)	in any event happens in relation to him which, if he were a Director of the Company, would cause his office as Director to be vacated.

Status of alternate director

16.10	An alternate director shall carry out all functions of the director who made the appointment.

16.11	Save where otherwise expressed, an alternate director shall be treated as a director under these Articles.

16.12	An alternate director is not the agent of the director appointing him.

16.13	An alternate director is not entitled to any remuneration for acting as alternate director.

Status of the director making the appointment

16.14	A director who has appointed an alternate is not thereby relieved from the duties which he owes the Company.

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17	Powers of directors

Powers of directors

17.1	Subject to the provisions of the Act, the Memorandum and these Articles, the business of the Company shall be managed by the directors who may for that purpose exercise all the powers of the Company.

17.2	No prior act of the directors shall be invalidated by any subsequent alteration of the Memorandum or these Articles. However, to the extent allowed by the Act, Members may by Special Resolution validate any prior or future act of the directors which would otherwise be in breach of their duties.

Appointments to office

17.3	The directors may appoint a director:

(a)	as chairman of the board of directors;

(b)	as vice-chairman of the board of directors;

(c)	as managing director;

(d)	to any other executive office

for such period and on such terms, including as to remuneration, as they think fit.

17.4	The appointee must consent in writing to holding that office.

17.5	Where a chairman is appointed he shall, unless unable to do so, preside at every meeting of directors.

17.6	If there is no chairman, or if the chairman is unable to preside at a meeting, that meeting may select its own chairman; or the directors may nominate one of their number to act in place of the chairman should he ever not be available.

17.7	Subject to the provisions of the Act, the directors may also appoint any person, who need not be a director:

(a)	as Secretary; and

(b)	to any office that may be required (including, for the avoidance of doubt, one or more chief executive officers, presidents, a chief financial officer, a treasurer, vice-presidents, one or more assistant vice-presidents, one or more assistant treasurers and one or more assistant secretaries), for such period and on such terms, including as to remuneration, as they think fit. In the case of an Officer, that Officer may be given any title the directors decide.

17.8	The Secretary or Officer must consent in writing to holding that office.

17.9	A director, Secretary or other Officer of the Company may not hold the office, or perform the services, of Auditor.

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Remuneration

17.10	Every director may be remunerated by the Company for the services he provides for the benefit of the Company, whether as director, employee or otherwise, and shall be entitled to be paid for the expenses incurred in the Company’s business including attendance at directors’ meetings.

17.11	Until otherwise determined by the Company by Ordinary Resolution, the directors (other than alternative directors) shall be entitled to such remuneration by way of fees for their services in the office of director as the directors may determine.

17.12	Remuneration may take any form and may include arrangements to pay pensions, health insurance, death or sickness benefits, whether to the director or to any other person connected to or related to him.

17.13	Unless his fellow directors determine otherwise, a director is not accountable to the Company for remuneration or other benefits received from any other company which is in the same group as the Company or which has common shareholdings.

Disclosure of information

17.14	The directors may release or disclose to a third party any information regarding the affairs of the Company, including any information contained in the Register of Members relating to a Member, (and they may authorise any director, Officer or other authorised agent of the Company to release or disclose to a third party any such information in his possession) if:

(a)	the Company or that person, as the case may be, is lawfully required to do so under the laws of any jurisdiction to which the Company is subject; or

(b)	such disclosure is in compliance with the rules of any stock exchange upon which the Company’s shares are listed; or

(c)	such disclosure is in accordance with any contract entered into by the Company; or

(d)	the directors are of the opinion such disclosure would assist or facilitate the Company’s operations.

18	Delegation of powers

Power to delegate any of the directors’ powers to a committee

18.1	The directors may delegate any of their powers to any committee consisting of one or more persons who need not be Members. Persons on the committee may include non-directors so long as the majority of those persons are directors.

18.2	The delegation may be collateral with, or to the exclusion of, the directors’ own powers.

18.3	The delegation may be on such terms as the directors think fit, including provision for the committee itself to delegate to a sub-committee; save that any delegation must be capable of being revoked or altered by the directors at will.

18.4	Unless otherwise permitted by the directors, a committee must follow the procedures prescribed for the taking of decisions by directors.

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18.5	The Board shall establish an Audit Committee, a compensation committee and a nominating and corporate governance committee. Each of these committees shall be empowered to do all things necessary to exercise the rights of such committee set forth in these Articles. Each of the Audit Committee, compensation committee and nominating and corporate governance committee shall consist of at least three directors (or such larger minimum number as may be required from time to time by the Designated Stock Exchange Rules). The majority of the committee members on each of the compensation committee and nominating and corporate governance committee shall be Independent Directors. The Audit Committee shall be made up of such number of Independent Directors as required from time to time by the Designated Stock Exchange Rules or otherwise required by Applicable Law.

Power to appoint an agent of the Company

18.6	The directors may appoint any person, either generally or in respect of any specific matter, to be the agent of the Company with or without authority for that person to delegate all or any of that person’s powers. The directors may make that appointment:

(a)	by causing the Company to enter into a power of attorney or agreement; or

(b)	in any other manner they determine.

Power to appoint an attorney or authorised signatory of the Company

18.7	The directors may appoint any person, whether nominated directly or indirectly by the directors, to be the attorney or the authorised signatory of the Company. The appointment may be:

(a)	for any purpose;

(b)	with the powers, authorities and discretions;

(c)	for the period; and

(d)	subject to such conditions

as they think fit. The powers, authorities and discretions, however, must not exceed those vested in, or exercisable, by the directors under these Articles. The directors may do so by power of attorney or any other manner they think fit.

18.8	Any power of attorney or other appointment may contain such provision for the protection and convenience for persons dealing with the attorney or authorised signatory as the directors think fit. Any power of attorney or other appointment may also authorise the attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in that person.

Power to appoint a proxy

18.9	Any director may appoint any other person, including another director, to represent him at any meeting of the directors. If a director appoints a proxy, then for all purposes the presence or vote of the proxy shall be deemed to be that of the appointing director.

18.10	Articles 16.1 to 16.5 inclusive (relating to the appointment by directors of alternate directors) apply, mutatis mutandis, to the appointment of proxies by directors.

18.11	A proxy is an agent of the director appointing him and is not an officer of the Company.

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Borrowing Powers

18.12	The Board may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and assets both present and future and uncalled capital, or any part thereof, and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or its parent undertaking (if any) or any subsidiary undertaking of the Company or of any third party.

Corporate Governance

18.13	The Board may, from time to time, and except as required by Applicable Law or the Designated Stock Exchange Rules, adopt, institute, amend, modify or revoke the corporate governance policies or initiatives of the Company, which shall be intended to set forth the guiding principles and policies of the Company and the Board on various corporate governance related matters as the Board shall determine by resolution from time to time.

19	Meetings of directors

Regulation of directors’ meetings

19.1	Subject to the provisions of these Articles, the directors may regulate their proceedings as they think fit.

Calling meetings

19.2	Any director may call a meeting of directors at any time. The Secretary, if any, must call a meeting of the directors if requested to do so by a director.

Notice of meetings

19.3	Every director shall be given notice of a meeting, although a director may waive retrospectively the requirement to be given notice. Notice may be oral. Attendance at a meeting without written objection shall be deemed to be a waiver of such notice requirement.

Period of notice

19.4	At least five Clear Days’ notice of a meeting of directors must be given to directors. A meeting may be convened on shorter notice with the consent of all directors.

Use of technology

19.5	A director may participate in a meeting of directors through the medium of conference telephone, video or any other form of communications equipment providing all persons participating in the meeting are able to hear and speak to each other throughout the meeting.

19.6	A director participating in this way is deemed to be present in person at the meeting.

Place of meetings

19.7	If all the directors participating in a meeting are not in the same place, they may decide that the meeting is to be treated as taking place wherever any of them is.

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Quorum

19.8	The quorum for the transaction of business at a meeting of directors shall be two unless the directors fix some other number or unless the Company has only one director.

Voting

19.9	A question which arises at a board meeting shall be decided by a majority of votes. If votes are equal the chairman may, if he wishes, exercise a casting vote.

Validity

19.10	Anything done at a meeting of directors is unaffected by the fact that it is later discovered that any person was not properly appointed, or had ceased to be a director, or was otherwise not entitled to vote.

Recording of dissent

19.11	A director present at a meeting of directors shall be presumed to have assented to any action taken at that meeting unless:

(a)	his dissent is entered in the minutes of the meeting; or

(b)	he has filed with the meeting before it is concluded signed dissent from that action; or

(c)	he has forwarded to the Company as soon as practical following the conclusion of that meeting signed dissent.

A director who votes in favour of an action is not entitled to record his dissent to it.

Written resolutions

19.12	The directors may pass a resolution in writing without holding a meeting if all directors sign a document or sign several documents in the like form each signed by one or more of those directors.

19.13	Despite the foregoing, a resolution in writing signed by a validly appointed alternate director or by a validly appointed proxy need not also be signed by the appointing director. If a written resolution is signed personally by the appointing director, it need not also be signed by his alternate or proxy.

19.14	Such written resolution shall be as effective as if it had been passed at a meeting of the directors duly convened and held; and it shall be treated as having been passed on the day and at the time that the last director signs.

Sole director’s minute

19.15	Where a sole director signs a minute recording his decision on a question, that record shall constitute the passing of a resolution in those terms.

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20	Permissible directors’ interests and disclosure

Permissible interests subject to disclosure

20.1	Save as expressly permitted by these Articles or as set out below, a director may not have a direct or indirect interest or duty which conflicts or may possibly conflict with the interests of the Company.

20.2	If, notwithstanding the prohibition in the preceding Article, a director discloses to his fellow directors the nature and extent of any material interest or duty in accordance with the next Article, he may:

(a)	be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is or may otherwise be interested; or

(b)	be interested in another body corporate promoted by the Company or in which the Company is otherwise interested. In particular, the director may be a director, secretary or officer of, or employed by, or be a party to any transaction or arrangement with, or otherwise interested in, that other body corporate.

20.3	Such disclosure may be made at a meeting of the board or otherwise (and, if otherwise, it must be made in writing). The director must disclose the nature and extent of his direct or indirect interest in or duty in relation to a transaction or arrangement or series of transactions or arrangements with the Company or in which the Company has any material interest.

20.4	If a director has made disclosure in accordance with the preceding Article, then he shall not, by reason only of his office, be accountable to the Company for any benefit that he derives from any such transaction or arrangement or from any such office or employment or from any interest in any such body corporate, and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

Notification of interests

20.5	For the purposes of the preceding Articles:

(a)	a general notice that a director gives to the other directors that he is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that he has an interest in or duty in relation to any such transaction of the nature and extent so specified; and

(b)	an interest of which a director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

Voting where a director is interested in a matter

20.6	A director may vote at a meeting of directors on any resolution concerning a matter in which that director has an interest or duty, whether directly or indirectly, so long as that director discloses any material interest pursuant to these Articles. The director shall be counted towards a quorum of those present at the meeting. If the director votes on the resolution, his vote shall be counted.

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20.7	Where proposals are under consideration concerning the appointment of two or more directors to offices or employment with the Company or any body corporate in which the Company is interested, the proposals may be divided and considered in relation to each director separately and each of the directors concerned shall be entitled to vote and be counted in the quorum in respect of each resolution except that concerning his or her own appointment.

21	Minutes

The Company shall cause minutes to be made in books kept for the purpose in accordance with the Act.

22	Accounts and audit

Accounting and other records

22.1	The directors must ensure that proper accounting and other records are kept, and that accounts and associated reports are distributed in accordance with the requirements of the Act.

No automatic right of inspection

22.2	Members are only entitled to inspect the Company’s records if they are expressly entitled to do so by law, or by resolution made by the directors or passed by Ordinary Resolution.

Sending of accounts and reports

22.3	The Company’s accounts and associated directors’ report or auditor’s report that are required or permitted to be sent to any person pursuant to any law shall be treated as properly sent to that person if:

(a)	they are sent to that person in accordance with the notice provisions of these Articles: or

(b)	they are published on a website providing that person is given separate notice of:

(i)	the fact that publication of the documents has been published on the website;

(ii)	the address of the website;

(iii)	the place on the website where the documents may be accessed; and

(iv)	how they may be accessed.

22.4	If, for any reason, a person notifies the Company that he is unable to access the website, the Company must, as soon as practicable, send the documents to that person by any other means permitted by these Articles. This, however, will not affect when that person is taken to have received the documents under the next Article.

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Time of receipt if documents are published on a website

22.5	Documents sent by being published on a website in accordance with the preceding two Articles are only treated as sent at least five Clear Days before the date of the meeting at which they are to be laid if:

(a)	the documents are published on the website throughout a period beginning at least five Clear Days before the date of the meeting and ending with the conclusion of the meeting; and

(b)	the person is given at least five Clear Days’ notice of the meeting.

Validity despite accidental error in publication on website

22.6	If, for the purpose of a meeting, documents are sent by being published on a website in accordance with the preceding Articles, the proceedings at that meeting are not invalidated merely because:

(a)	those documents are, by accident, published in a different place on the website to the place notified; or

(b)	they are published for part only of the period from the date of notification until the conclusion of that meeting.

Audit

22.7	The directors may appoint an Auditor of the Company who shall hold office on such terms as the directors determine.

22.8	At any general meeting convened and held at any time in accordance with these Articles, the Members may, by Ordinary Resolution, remove the Auditor before the expiration of his term of office. If they do so, the Members shall, by Ordinary Resolution, at that meeting appoint another Auditor in his stead for the remainder of his term.

22.9	Without prejudice to the freedom of the directors to establish any other committee, if the Shares (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, and if required by the Designated Stock Exchange, the directors shall establish and maintain an Audit Committee as a committee of the directors and shall adopt a formal written Audit Committee charter and review and assess the adequacy of the formal written charter on an annual basis. The composition and responsibilities of the Audit Committee shall comply with the rules and regulations of the SEC and the Designated Stock Exchange. The Audit Committee shall meet at least once every financial quarter, or more frequently as circumstances dictate.

22.10	If the Shares are listed or quoted on the Designated Stock Exchange, the Company shall conduct an appropriate review of all related party transactions on an ongoing basis and shall utilise the Audit Committee for the review and approval of potential conflicts of interest.

22.11	The remuneration of the Auditor shall be fixed by the Audit Committee (if one exists).

22.12	If the office of Auditor becomes vacant by resignation or death of the Auditor, or by his becoming incapable of acting by reason of illness or other disability at a time when his services are required, the directors shall fill the vacancy and determine the remuneration of such Auditor.

22.13	Every Auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the Auditor.

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22.14	Auditors shall, if so required by the directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an ordinary company, and at the next extraordinary general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an exempted company, and at any other time during their term of office, upon request of the directors or any general meeting of the Members.

23	Financial year

Unless the directors otherwise specify, the financial year of the Company:

(a)	shall end on 30th June in the year of its incorporation and each following year; and

(b)	shall begin when it was incorporated and on 1st July each following year.

24	Record dates

Except to the extent of any conflicting rights attached to Shares, the directors may fix any time and date as the record date for calling a general meeting, declaring or paying a dividend or making or issuing an allotment of Shares of any class. The record date may be before or after the date on which the general meeting is held or the dividend, allotment or issue is declared, paid or made.

25	Dividends

Source of dividends

25.1	Dividends may be declared and paid out of any funds of the Company lawfully available for distribution.

25.2	Subject to the requirements of the Act regarding the application of a company’s Share premium account and with the sanction of an Ordinary Resolution, dividends may also be declared and paid out of any share premium account.

Declaration of dividends by Members

25.3	Subject to the provisions of the Act, the Company may by Ordinary Resolution declare dividends in accordance with the respective rights of the Members but no dividend shall exceed the amount recommended by the directors.

Payment of interim dividends and declaration of final dividends by directors

25.4	The directors may pay interim dividends or declare final dividends in accordance with the respective rights of the Members if it appears to them that they are justified by the financial position of the Company and that such dividends may lawfully be paid.

25.5	Subject to the provisions of the Act, in relation to the distinction between interim dividends and final dividends, the following applies:

(a)	Upon determination to pay a dividend or dividends described as interim by the directors in the dividend resolution, no debt shall be created by the declaration until such time as payment is made.

(b)	Upon declaration of a dividend or dividends described as final by the directors in the dividend resolution, a debt shall be created immediately following the declaration, the due date to be the date the dividend is stated to be payable in the resolution.

If the resolution fails to specify whether a dividend is final or interim, it shall be assumed to be interim.

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25.6	In relation to Shares carrying differing rights to dividends or rights to dividends at a fixed rate, the following applies:

(a)	If the share capital is divided into different classes, the directors may pay dividends on Shares which confer deferred or non-preferred rights with regard to dividends as well as on Shares which confer preferential rights with regard to dividends but no dividend shall be paid on Shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrears.

(b)	The directors may also pay, at intervals settled by them, any dividend payable at a fixed rate if it appears to them that there are sufficient funds of the Company lawfully available for distribution to justify the payment.

(c)	If the directors act in good faith, they shall not incur any liability to the Members holding Shares conferring preferred rights for any loss those Members may suffer by the lawful payment of the dividend on any Shares having deferred or non-preferred rights.

Apportionment of dividends

25.7	Except as otherwise provided by the rights attached to Shares, all dividends shall be declared and paid according to the amounts paid up on the Shares on which the dividend is paid. All dividends shall be apportioned and paid proportionately to the amount paid up on the Shares during the time or part of the time in respect of which the dividend is paid. If a Share is issued on terms providing that it shall rank for dividend as from a particular date, that Share shall rank for dividend accordingly.

Right of set off

25.8	The directors may deduct from a dividend or any other amount payable to a person in respect of a Share any amount due by that person to the Company on a call or otherwise in relation to a Share.

Power to pay other than in cash

25.9	If the directors so determine, any resolution declaring a dividend may direct that it shall be satisfied wholly or partly by the distribution of assets. If a difficulty arises in relation to the distribution, the directors may settle that difficulty in any way they consider appropriate. For example, they may do any one or more of the following:

(a)	issue fractional Shares;

(b)	fix the value of assets for distribution and make cash payments to some Members on the footing of the value so fixed in order to adjust the rights of Members; and

(c)	vest some assets in trustees.

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How payments may be made

25.10	A dividend or other monies payable on or in respect of a Share may be paid in any of the following ways:

(a)	if the Member holding that Share or other person entitled to that Share nominates a bank account for that purpose - by wire transfer to that bank account; or

(b)	by cheque or warrant sent by post to the registered address of the Member holding that Share or other person entitled to that Share.

25.11	For the purpose of paragraph (a) of the preceding Article, the nomination may be in writing or in an Electronic Record and the bank account nominated may be the bank account of another person. For the purpose of paragraph (b) of the preceding Article, subject to any Applicable Law or applicable regulation, the cheque or warrant shall be made to the order of the Member holding that Share or other person entitled to the Share or to his nominee, whether nominated in writing or in an Electronic Record, and payment of the cheque or warrant shall be a good discharge to the Company.

25.12	If two or more persons are registered as the holders of the Share or are jointly entitled to it by reason of the death or bankruptcy of the registered holder, a dividend (or other amount) payable on or in respect of that Share may be paid as follows:

(a)	to the registered address of the joint holder of the Share who is named first on the Register of Members or to the registered address of the deceased or bankrupt holder, as the case may be; or

(b)	to the address or bank account of another person nominated by the joint holders, whether that nomination is in writing or in an Electronic Record.

25.13	Any joint holder of a Share may give a valid receipt for a dividend (or other amount) payable in respect of that Share.

Dividends or other moneys not to bear interest in absence of special rights

25.14	Unless provided for by the rights attached to a Share, no dividend or other monies payable by the Company in respect of a Share shall bear interest.

Dividends unable to be paid or unclaimed

25.15	If a dividend cannot be paid to a Member or remains unclaimed within six weeks after it was declared or both, the directors may pay it into a separate account in the Company’s name. If a dividend is paid into a separate account, the Company shall not be constituted trustee in respect of that account and the dividend shall remain a debt due to the Member.

25.16	A dividend that remains unclaimed for a period of six years after it became due for payment shall be forfeited to, and shall cease to remain owing by, the Company.

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26	Capitalisation of profits

Capitalisation of profits or of any share premium account or capital redemption reserve

26.1	The directors may resolve to capitalise:

(a)	any part of the Company’s profits not required for paying any preferential dividend (whether or not those profits are available for distribution); or

(b)	any sum standing to the credit of the Company’s share premium account or capital redemption reserve, if any.

The amount resolved to be capitalised must be appropriated to the Members who would have been entitled to it had it been distributed by way of dividend and in the same proportions. The benefit to each Member so entitled must be given in either or both of the following ways:

(a)	by paying up the amounts unpaid on that Member’s Shares;

(b)	by issuing Fully Paid Shares, debentures or other securities of the Company to that Member or as that Member directs. The directors may resolve that any Shares issued to the Member in respect of partly paid Shares (Original Shares) rank for dividend only to the extent that the Original Shares rank for dividend while those Original Shares remain partly paid.

Applying an amount for the benefit of members

26.2	The amount capitalised must be applied to the benefit of Members in the proportions to which the Members would have been entitled to dividends if the amount capitalised had been distributed as a dividend.

26.3	Subject to the Act, if a fraction of a Share, a debenture, or other security is allocated to a Member, the directors may issue a fractional certificate to that Member or pay him the cash equivalent of the fraction.

27	Share premium account

Directors to maintain share premium account

27.1	The directors shall establish a share premium account in accordance with the Act. They shall carry to the credit of that account from time to time an amount equal to the amount or value of the premium paid on the issue of any Share or capital contributed or such other amounts required by the Act.

Debits to share premium account

27.2	The following amounts shall be debited to any share premium account:

(a)	on the redemption or purchase of a Share, the difference between the nominal value of that Share and the redemption or purchase price; and

(b)	any other amount paid out of a share premium account as permitted by the Act.

27.3	Notwithstanding the preceding Article, on the redemption or purchase of a Share, the directors may pay the difference between the nominal value of that Share and the redemption purchase price out of the profits of the Company or, as permitted by the Act, out of capital.

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28	Seal

Company seal

28.1	The Company may have a seal if the directors so determine.

Duplicate seal

28.2	Subject to the provisions of the Act, the Company may also have a duplicate seal or seals for use in any place or places outside the Cayman Islands. Each duplicate seal shall be a facsimile of the original seal of the Company. However, if the directors so determine, a duplicate seal shall have added on its face the name of the place where it is to be used.

When and how seal is to be used

28.3	A seal may only be used by the authority of the directors. Unless the directors otherwise determine, a document to which a seal is affixed must be signed in one of the following ways:

(a)	by a director (or his alternate) and the Secretary; or

(b)	by a single director (or his alternate).

If no seal is adopted or used

28.4	If the directors do not adopt a seal, or a seal is not used, a document may be executed in the following manner:

(a)	by a director (or his alternate) or any Officer to which authority has been delegated by resolution duly adopted by the directors; or

(b)	by a single director (or his alternate); or

(c)	in any other manner permitted by the Act.

Power to allow non-manual signatures and facsimile printing of seal

28.5	The directors may determine that either or both of the following applies:

(a)	that the seal or a duplicate seal need not be affixed manually but may be affixed by some other method or system of reproduction;

(b)	that a signature required by these Articles need not be manual but may be a mechanical or Electronic Signature.

Validity of execution

28.6	If a document is duly executed and delivered by or on behalf of the Company, it shall not be regarded as invalid merely because, at the date of the delivery, the Secretary, or the director, or other Officer or person who signed the document or affixed the seal for and on behalf of the Company ceased to be the Secretary or hold that office and authority on behalf of the Company.

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29	Indemnity

Indemnity

29.1	To the extent permitted by Applicable Law, the Company shall indemnify each existing or former Secretary, director (including alternate director), and other Officer of the Company (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)	all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former Secretary or Officer in or about the conduct of the Company’s business or affairs or in the execution or discharge of the existing or former Secretary’s or Officer’s duties, powers, authorities or discretions; and

(b)	without limitation to paragraph (a), all costs, expenses, losses or liabilities incurred by the existing or former Secretary or Officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning the Company or its affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former Secretary or Officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty, fraud, wilful default or wilful neglect.

29.2	To the extent permitted by Applicable Law, the Company may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former Secretary or Officer of the Company in respect of any matter identified in paragraph (a) or paragraph (b) of the preceding Article on condition that the Secretary or Officer must repay the amount paid by the Company to the extent that it is ultimately found not liable to indemnify the Secretary or that Officer for those legal costs.

Release

29.3	To the extent permitted by Applicable Law, the Company may by Special Resolution release any existing or former director (including alternate director), Secretary or other Officer of the Company from liability for any loss or damage or right to compensation which may arise out of or in connection with the execution or discharge of the duties, powers, authorities or discretions of his office; but there may be no release from liability arising out of or in connection with that person’s own dishonesty, fraud, wilful default or wilful neglect.

Insurance

29.4	To the extent permitted by Applicable Law, the Company may pay, or agree to pay, a premium in respect of a contract insuring each of the following persons against risks determined by the directors, other than liability arising out of that person’s own dishonesty, fraud, wilful default or wilful neglect:

(a)	an existing or former director (including alternate director), Secretary or Officer or Auditor of:

(i)	the Company;

(ii)	a company which is or was a subsidiary of the Company;

(iii)	a company in which the Company has or had an interest (whether direct or indirect); and

(b)	a trustee of an employee or retirement benefits scheme or other trust in which any of the persons referred to in paragraph (a) is or was interested.

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30	Notices

Form of notices

30.1	Save where these Articles provide otherwise, any notice to be given to or by any person pursuant to these Articles shall be:

(a)	in writing signed by or on behalf of the giver in the manner set out below for written notices; or

(b)	subject to the next Article, in an Electronic Record signed by or on behalf of the giver by Electronic Signature and authenticated in accordance with Articles about authentication of Electronic Records; or

(c)	where these Articles expressly permit, by the Company by means of a website.

Electronic communications

30.2	Without limitation to Articles 16.2 to 16.5 inclusive (relating to the appointment and removal by directors of alternate directors) and to Articles 18.8 to 18.10 inclusive (relating to the appointment by directors of proxies), a notice may only be given to the Company in an Electronic Record if:

(a)	the directors so resolve;

(b)	the resolution states how an Electronic Record may be given and, if applicable, specifies an email address for the Company; and

(c)	the terms of that resolution are notified to the Members for the time being and, if applicable, to those directors who were absent from the meeting at which the resolution was passed.

If the resolution is revoked or varied, the revocation or variation shall only become effective when its terms have been similarly notified.

30.3	A notice may not be given by Electronic Record to a person other than the Company unless the recipient has notified the giver of an Electronic address to which notice may be sent.

Persons authorised to give notices

30.4	A notice by either the Company or a Member pursuant to these Articles may be given on behalf of the Company or a Member by a director or company secretary of the Company or a Member.

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Delivery of written notices

30.5	Save where these Articles provide otherwise, a notice in writing may be given personally to the recipient, or left at (as appropriate) the Member’s or director’s registered address or the Company’s registered office, or posted to that registered address or registered office.

Joint holders

30.6	Where Members are joint holders of a Share, all notices shall be given to the Member whose name first appears in the Register of Members.

Signatures

30.7	A written notice shall be signed when it is autographed by or on behalf of the giver, or is marked in such a way as to indicate its execution or adoption by the giver.

30.8	An Electronic Record may be signed by an Electronic Signature.

Evidence of transmission

30.9	A notice given by Electronic Record shall be deemed sent if an Electronic Record is kept demonstrating the time, date and content of the transmission, and if no notification of failure to transmit is received by the giver.

30.10	A notice given in writing shall be deemed sent if the giver can provide proof that the envelope containing the notice was properly addressed, pre-paid and posted, or that the written notice was otherwise properly transmitted to the recipient.

Giving notice to a deceased or bankrupt Member

30.11	A notice may be given by the Company to the persons entitled to a Share in consequence of the death or bankruptcy of a Member by sending or delivering it, in any manner authorised by these Articles for the giving of notice to a Member, addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt or by any like description, at the address, if any, supplied for that purpose by the persons claiming to be so entitled.

30.12	Until such an address has been supplied, a notice may be given in any manner in which it might have been given if the death or bankruptcy had not occurred.

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Date of giving notices

30.13	A notice is given on the date identified in the following table.

Method for giving notices	When taken to be given
Personally	At the time and date of delivery
By leaving it at the member’s registered address	At the time and date it was left
If the recipient has an address within the Cayman Islands, by posting it by prepaid post to the street or postal address of that recipient	48 hours after it was posted
If the recipient has an address outside the Cayman Islands, by posting it by prepaid airmail to the street or postal address of that recipient	3 Clear Days after posting
By Electronic Record (other than publication on a website), to recipient’s Electronic address	Within 24 hours after it was sent
By publication on a website	See the Articles about the time when notice of a meeting of Members or accounts and reports, as the case may be, are published on a website

Saving provision

30.14	None of the preceding notice provisions shall derogate from the Articles about the delivery of written resolutions of directors and written resolutions of Members.

31	Authentication of Electronic Records

Application of Articles

31.1	Without limitation to any other provision of these Articles, any notice, written resolution or other document under these Articles that is sent by Electronic means by a Member, or by the Secretary, or by a director or other Officer of the Company, shall be deemed to be authentic if either Article 31.2 or Article 31.4 applies.

Authentication of documents sent by Members by Electronic means

31.2	An Electronic Record of a notice, written resolution or other document sent by Electronic means by or on behalf of one or more Members shall be deemed to be authentic if the following conditions are satisfied:

(a)	the Member or each Member, as the case may be, signed the original document, and for this purpose Original Document includes several documents in like form signed by one or more of those Members; and

(b)	the Electronic Record of the Original Document was sent by Electronic means by, or at the direction of, that Member to an address specified in accordance with these Articles for the purpose for which it was sent; and

(c)	Article 31.7 does not apply.

31.3	For example, where a sole Member signs a resolution and sends the Electronic Record of the original resolution, or causes it to be sent, by facsimile transmission to the address in these Articles specified for that purpose, the facsimile copy shall be deemed to be the written resolution of that Member unless Article 31.7 applies.

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Authentication of document sent by the Secretary or Officers of the Company by Electronic means

31.4	An Electronic Record of a notice, written resolution or other document sent by or on behalf of the Secretary or an Officer or Officers of the Company shall be deemed to be authentic if the following conditions are satisfied:

(a)	the Secretary or the Officer or each Officer, as the case may be, signed the original document, and for this purpose Original Document includes several documents in like form signed by the Secretary or one or more of those Officers; and

(b)	the Electronic Record of the Original Document was sent by Electronic means by, or at the direction of, the Secretary or that Officer to an address specified in accordance with these Articles for the purpose for which it was sent; and

(c)	Article 31.7 does not apply.

This Article applies whether the document is sent by or on behalf of the Secretary or Officer in his own right or as a representative of the Company.

31.5	For example, where a sole director signs a resolution and scans the resolution, or causes it to be scanned, as a PDF version which is attached to an email sent to the address in these Articles specified for that purpose, the PDF version shall be deemed to be the written resolution of that director unless Article 31.7 applies.

Manner of signing

31.6	For the purposes of these Articles about the authentication of Electronic Records, a document will be taken to be signed if it is signed manually or in any other manner permitted by these Articles.

Saving provision

31.7	A notice, written resolution or other document under these Articles will not be deemed to be authentic if the recipient, acting reasonably:

(a)	believes that the signature of the signatory has been altered after the signatory had signed the original document; or

(b)	believes that the original document, or the Electronic Record of it, was altered, without the approval of the signatory, after the signatory signed the original document; or

(c)	otherwise doubts the authenticity of the Electronic Record of the document and the recipient promptly gives notice to the sender setting the grounds of its objection. If the recipient invokes this Article, the sender may seek to establish the authenticity of the Electronic Record in any way the sender thinks fit.

32	Transfer by way of continuation

32.1	The Company may, by Special Resolution, resolve to be registered by way of continuation in a jurisdiction outside:

(a)	the Cayman Islands; or

(b)	such other jurisdiction in which it is, for the time being, incorporated, registered or existing.

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32.2	To give effect to any resolution made pursuant to the preceding Article, the directors may cause the following:

(a)	an application be made to the Registrar of Companies to deregister the Company in the Cayman Islands or in the other jurisdiction in which it is for the time being incorporated, registered or existing; and

(b)	all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

33	Winding up

Distribution of assets in specie

33.1	If the Company is wound up, the Members may, subject to these Articles and any other sanction required by the Act, pass a Special Resolution allowing the liquidator to do either or both of the following:

(a)	to divide in specie among the Members the whole or any part of the assets of the Company and, for that purpose, to value any assets and to determine how the division shall be carried out as between the Members or different classes of Members;

(b)	to vest the whole or any part of the assets in trustees for the benefit of Members and those liable to contribute to the winding up.

No obligation to accept liability

33.2	No Member shall be compelled to accept any assets if an obligation attaches to them.

The directors are authorised to present a winding up petition

33.3	The directors have the authority to present a petition for the winding up of the Company to the Grand Court of the Cayman Islands on behalf of the Company without the sanction of a resolution passed at a general meeting.

34	Amendment of Memorandum and Articles

Power to change name or amend Memorandum

34.1	Subject to the Act, the Company may, by Special Resolution:

(a)	change its name; or

(b)	change the provisions of its Memorandum with respect to its objects, powers or any other matter specified in the Memorandum.

Power to amend these Articles

34.2	Subject to the Act and as provided in these Articles, the Company may, by Special Resolution, amend these Articles in whole or in part.

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